  As filed with the Securities and Exchange Commission on September 22, 1999
                                                SEC Registration No. 333-______

-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM SB-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933




                                IMAGENETIX, INC.
                 (Name of small business issuer in its charter)


COLORADO                               2834                     84-1352444
(State or other            (Primary Standard Industrial      (I.R.S. Employer
jurisdiction of                Classification Number)       Identification No.)
incorporation or
organization)

            11777 BERNARDO PLAZA CT., SUITE 206, SAN DIEGO, CA 92128;
  (619) 674-8455 (Address and Telephone Number of Principal Executive Offices)


                 11777 BERNARDO PLAZA CT., SUITE 206, SAN DIEGO,
                CA 92128 (Address of Principal Place of Business)


                  WILLIAM SPENCER, PRESIDENT, IMAGENETIX, INC.
    11777 BERNARDO PLAZA CT., SUITE 206, SAN DIEGO, CA 92128; (619) 674-8455
            (Name, Address and Telephone number of agent for service)

Copies to:
         Ronald N. Vance, Esq.          Jon D. Sawyer, Esq.
         57 West 200 South              Krys Boyle Freedman & Sawyer, P.C.
         Suite 310                      600 17th Street, Suite 2700 South Tower
         Salt Lake City, UT 84101       Denver, CO 80202-5427
         (801) 359-9300                 (303) 893-2300
(801) 359-9310 - FAX                    (303) 893-2882 - FAX

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                                  CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------
Title of Each                                        Proposed          Proposed
Class of                                             Maximum           Maximum
Securities                 Amount                    Offering          Aggregate       Amount of
to be                      to be                     Price             Offering        Registration
Registered                 Registered                Per Unit(1)       Price(1)        Fee
----------------------------------------------------------------------------------------------------
Common
Stock, $.001
par value                  383,334 Shares(2)         $3.00            $1,150,002       $320
                                                     Per Share


Page 3

Class A Warrants,
each entitling the
holder to purchase
one share of Common
Stock, issuable upon
exercise of the
Class A Warrants                  300,000          $3.00(3)          $900,000         $251

Common
Stock, $.001
par value, issuable
upon exercise of
the Class A
Warrants                   300,000 Shares(4)         --

Class B Warrants, each
entitling the holder
to purchase one share
of Common Stock, issuable
upon exercise of the
Class B Warrants                  300,000          $3.05(3)          $915,000         $255

Common
Stock, $.001
par value, issuable
upon exercise of
the Class B
Warrants                   300,000 Shares(4)         --

Underwriter's
Warrants (5)               --

Common Stock
$.001 par
value (6)                  33,333 Shares             $3.60(3)          $119,999        $34
                                                                                      ----

                                                                             TOTAL    $860
                                                                                      ----
                                                                                      ----
----------------------------------------------------------------------------------------------------

         (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.
         (2) Includes 50,000 Shares subject to the Underwriter's over-allotment option.
         (3) Estimated based upon the price upon which the warrants may be exercised.
         (4) Includes, pursuant to Rule 416, an additional indeterminate number of securities as may be issuable upon the exercise of the Warrants by reason of the anti-dilution provisions contained herein.
         (5) To be issued to the Underwriter.
         (6) Issuable upon exercise of Underwriter's Warrants.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


  Disclosure alternative used (check one): Alternative 1 ____ Alternative 2
__X__

PROSPECTUS
                 SUBJECT COMPLETION, DATED SEPTEMBER 22, 1999

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                IMAGENETIX, INC.
                           11777 Bernardo Plaza Court
                                    Suite 206
                               San Diego, CA 92128
                                 (619) 674-8455

                         333,334 Shares of Common Stock
                                 $3.00 Per Share

         This is our initial public offering, and no public market currently exists for our shares. The offering price may not reflect the market price of our shares after the offering. The underwriter may purchase up to an additional 50,000 shares at the public offering price, less the underwriting discount of 10%, within 35 days from the date of this prospectus to cover over-allotments.

         We are offering the shares for cash, except that certain persons to whom we have issued notes in the aggregate principal amount of $300,000 may convert the principal amount of, and accrued interest on, the notes into shares offered in this offering at the rate of one share for each $3.00 of principal owed. See "Use of Proceeds" beginning on page 10.

         The Offering:

                                                              Per Share        Total
                                                              ---------        -----
                           Public Price                       $3.00            $1,000,002
                           Underwriting Discounts             $0.30            $100,000
                           Proceeds to Imagenetix             $2.70            $900,002

         Concurrently with this offering, we are registering for resale 300,000 Class A and 300,000 Class B Warrants, and the shares underlying these warrants, to be offered by selling security holders. We will not receive any of the proceeds from the sale of the warrants or the shares underlying the warrants, except for the exercise price which will be paid to us upon exercise of the warrants. See "Concurrent Offering" beginning on page 24.

         This Offering Is Highly Speculative and Involves Special Risks Concerning the Company and its Business. See "Risk Factors" beginning on page 4.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                                  -------------

                  SPENCER EDWARDS, INC.

                                 ________, 1999

                                TABLE OF CONTENTS

                                                                        Page
Prospectus Summary
Where You Can Get More Information
Risk Factors
Forward Looking Statements
Use of Proceeds
Dilution
Plan of Operation
Business
Management
Certain Transactions
Concurrent Offering
Principal Shareholders
Description of Securities
Dividend Policy
Underwriting
Shares Eligible For Future Sale
Legal Matters
Experts
Financial Statements

                               PROSPECTUS SUMMARY

         This summary highlights selected information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and financial statements.

IMAGENETIX

Offices:                                    Imagenetix, Inc., 11777 Bernardo
                                            Plaza Court, Suite 206, San Diego,
                                            CA 92128; telephone (619) 674-8455.

Our Business:                               We are engaged in the development,
                                            formulation and marketing of
                                            nutritional supplements and skin
                                            care products.

Our History:                                We were organized in January 1999
                                            and commenced principal operations
                                            in February 1999. In March 1999 our
                                            wholly owned California subsidiary,
                                            also Imagenetix, acquired a
                                            controlling interest in the parent
                                            company and took control of
                                            management. Since then the parent
                                            company has acted as a holding
                                            company for the stock of the
                                            subsidiary, and all operations have
                                            been conducted through the
                                            subsidiary.

Current Operations:                         We are currently generating revenue
                                            and orders from a variety of
                                            distribution channels. Our primary
                                            method of generating revenue and
                                            profits is in targeting and selling
                                            to network marketing companies
                                            unique nutraceuticals. We have
                                            developed several unique products
                                            and an array of value added
                                            marketing services which we believe
                                            are tailor made for the network
                                            marketing channel of distribution.
                                            Management and key personnel carry
                                            over twenty-five (25) years of
                                            experience in successfully
                                            developing and selling nutritional
                                            systems and programs in this channel
                                            of distribution. We have been
                                            successful in garnering several
                                            internationally recognized clients.
                                            We have also developed unique skin
                                            care products which are also
                                            positioned and best suited to be
                                            marketed to


Page 9

                                            network marketing companies. We are
                                            also targeting mass market channels of
                                            distribution, and have obtained
                                            orders from companies who have
                                            strong positions in this sector.
                                            Additionally, we have generated
                                            orders and sales with companies that
                                            we believe have a significant
                                            presence in the health food store
                                            channel of distribution, such as
                                            Nature's Way. Our strategy is to
                                            initially provide proprietary and
                                            exclusive products then expand
                                            business with each client once
                                            orders and sales have been captured
                                            and the relationship established.
                                            See "Business--Operations."

Proposed Operations:                        To augment our primary methods of
                                            generating revenue and profits, we
                                            plan to market select and
                                            proprietary products through our
                                            E-Commerce web site, which is
                                            currently in development. The select
                                            products are those which have been
                                            clinically proven and are exclusive
                                            to the Company. The strategy is to
                                            build a loyal base of E-Commerce
                                            customers under the Imagenetix brand
                                            of speciality products that are not
                                            competitive with our primary client
                                            base.

THE OFFERING

Securities offered                          333,334 shares
Shares outstanding at August 30, 1999       1,725,000 shares
Shares outstanding after the offering       2,058,334 shares
Offering price per share                    $3.00
Total public price                          $1,000,002
Underwriter's discount                      $100,000
Net proceeds                                $820,002
Estimated offering expenses                 $80,000 (including the Underwriter's
                                            expense allowance)
Over-allotment                              Up to 50,000 shares. If the full
                                            over-allotment is purchased by the
                                            underwriter, the total public
                                            offering price, underwriting
                                            discount, and net proceeds will be
                                            $1,150,002, $115,000, and $935,002,
                                            respectively.

Warrants outstanding at September 22, 1999  300,000 Class A warrants
                                            300,000 Class B warrants


Page 10

Use of proceeds:                            We intend to use the offering
                                            proceeds to expand our marketing and
                                            to fill our backlog orders to
                                            network marketing and direct selling
                                            companies; to repay outstanding
                                            debt; to fund the Internet sales
                                            program; to enhance and expand the
                                            Globestar system; and to provide
                                            working capital for the business.
                                            See "Use of Proceeds."

Risk Factors:                               Investing in our shares is very
                                            risky, and you should be able to
                                            bear a complete loss of your
                                            investment. See "Risk Factors."

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

         The following financial information reflects the operations of Imagenetix for the period from January 7, 1999, to June 30, 1999. This summary financial information has been derived from the consolidated financial statements of Imagenetix and subsidiary which appear later in this prospectus. This data should be read in conjunction with those consolidated financial statements and related notes.

                                                                                  For the Period
                                                     For the Three               From January 7,
                                                     Months Ended                  1999 to March
                                                     June 30, 1999                  31, 1999
                                                     -------------             ------------------
Consolidated Statement of Operations Data:

Net sales                                            $     105,462             $          84,986
Gross profit                                                59,974                        16,390
Operating loss                                             (43,124)                      (20,096)
Net loss                                                   (46,737)                      (20,151)
Loss per share                                                (.03)                         (.01)
Shares used in per share computations                    1,799,176                     1,800,000

Consolidated Balance Sheet Data:

Cash and cash equivalents                             $     26,374              $        141,154
Working capital                                            (23,800)                       35,342
Total assets                                               439,305                       150,434
Total stockholders' equity (deficit)                        (3,779)                       42,791

                       WHERE YOU CAN GET MORE INFORMATION

     At your request, we will provide you, without charge, a copy of any exhibits to our registration statement incorporated by reference in this prospectus. If you want more information, write or call us at:

                  11777 Bernardo Plaza Court
                  Suite 206
                  San Diego, CA 92128
                  Telephone:  (619) 674-8455
                  FAX:  (619) 674-8460

         Our fiscal year ends on March 31st. We intend to furnish our shareholders annual reports containing audited financial statements and other appropriate reports. In addition, we intend to become a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room in Washington D.C. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public on the SEC Internet site at http\\www.sec.gov.

                                  RISK FACTORS

         Investing in Imagenetix' shares is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, among others:

We have had losses of            Imagenetix' operating subsidiary was organized
$66,888 since                    in January 1999 and commenced principal
commencing operations            operations in February 1999. Since commencing
in February 1999.                operations, and through June 30, 1999, it
                                 generated $190,448 in net sales and incurred
                                 losses of $66,888, or $0.04 per share. Our
                                 ability to operate profitably depends on
                                 increasing our sales and distribution outlets,
                                 achieving sufficient gross profit margins, and
                                 a continuing demand for the nutritional
                                 supplements and skin care products offered.
                                 Imagenetix is also subject to business risks
                                 associated with new business enterprises. We
                                 cannot assure you that the company will operate
                                 profitably. See "Financial Statements."



We are relying upon a            As of June 30, 1999, we had taken orders from
limited number of                four clients. Since then we have increased our
clients and non-payment          client base to a total of twelve clients. Our
or late                          success depends upon expanding the number of
                                 clients and retaining our present limited
                                 client base. With such a


Page 12

payment by them would            few number of customers, if any one of them
make it difficult to meet        were late in payment to us, or failed to pay
our own financial                for the products, it is likely that our
obligations.                     company's growth would be substantially delayed
                                 or that we would be unable to continue
                                 operations since we would be unable to continue
                                 to purchase raw materials or pay manufacturers.
                                 There are also a number of factors which would
                                 inhibit the company's ability to expand its
                                 client base, including acceptance of our
                                 limited line of products. Also, we do not
                                 anticipate ever having a large number of
                                 products in our non-E-Commerce business
                                 activities. See "Business."

Our E-Commerce site is not       We are currently generating revenue and orders
fully operational.               from multiple channels of distribution. To
                                 achieve higher margins and awareness of our own
                                 company brand, we are planning to implement an
                                 E-Commerce site to launch our speciality
                                 branded products. We have not fully implemented
                                 our E- Commerce site, but anticipate being able
                                 to do so with the funds from this offering. We
                                 plan to drive potential customers to our site
                                 through articles written on the products, one
                                 of which is a nutritional product to assist in
                                 the area of men's sexual health called ViGro.
                                 This product is currently undergoing clinical
                                 testing. There is, however, no assurance that
                                 the results of the clinical studies will be
                                 positive or satisfactory enough to warrant
                                 active marketing of the product. See
                                 "Business."

We rely exclusively on outside All of our products are manufactured by outside manufacturers for our products. manufacturers with whom we have contracts. Our profit margins and our ability to deliver our existing products on a timely basis are dependent upon the ability of the outside manufacturers to continue to quickly supply products as ordered by us. Our ability to grow is dependent upon these manufacturers to reformulate existing and additional future products. The failure of any manufacturer to supply products as required by us could have a material adverse effect upon our business, results of operations, and financial condition.
                                Also, if we lose any of the present
                                manufacturers, we would be forced to locate new manufacturers and establish operating relationships with them. While we believe there are other manufacturers available, the loss of an existing manufacturer would cause delays in delivery and could effect our ability to fill orders. See "Business."

We currently have                We currently obtain ingredients for our
only one source for Cetyl        products from suppliers with whom we have an
                                 existing business relationship and binding


Page 13

Myristoleate which is used in   contracts. We believe we have dependable
approximately 60% of our        alternative sources for all of our product's
products.                       ingredients, except Cetyl Myristoleate which is
                                used in four existing formulas. The Cetyl
                                Myristoleate ingredient is a blend which we co-
                                developed with the supplier. We expect to rely
                                upon this ingredient to expand our client base
                                and increase the number of formulas. We have a
                                binding purchase agreement to acquire an amount
                                which management believes represents a dominant
                                position of the currently supply of Cetyl
                                Myristoleate. These products presently
                                constitute approximately 60% of our total
                                backlog. We believe that in the event adequate
                                supplies of this ingredient become unavailable
                                through our current source, this would have a
                                material adverse effect on our business since
                                we would be unable to provide these products.
                                See "Business."

We do not carry our own         We require our suppliers and manufacturers to
liability insurance.            add us as additional insured parties on their
                                product liability insurance policies.
                                Nevertheless, this coverage may not be adequate
                                to protect us from potential product liability
                                claims. Such claims, and the legal defense of
                                such claims, would have a material drain on the
                                revenues of the company and would have a
                                detrimental effect on our continued operations.
                                See "Business."

We are dependent on the         Our business is largely dependent on our
continued services of our       ability to hire and retain quality personnel,
president, but we do not        especially William P. Spencer. We have no
have any employment contract    written employment or non-competition
with him.                       agreements with our officers and directors. Any
                                officer or director may terminate his position
                                with no prior notice. We do have a written
                                Alliance Agreement with Dr. Charles Cochran.
                                The loss of Messrs. Spencer or Cochran could
                                have an adverse effect on our business and
                                prospects. See "Management."

We do not have any key-man       We do not maintain any key-man insurance on any
insurance on our officers        of our officers or directors.
or directors.

Mr. Spencer will continue to    Upon completion of this offering, not giving
control Imagenetix after the    effect to the issuance of any over-allotment
offering.                       shares or shares issuable pursuant to the
                                warrants, William and Debra Spencer will
                                continue to own 48.58% of the outstanding stock
                                of the company. Thus, they will likely continue
                                to be able to control the company and to elect
                                all of the directors. See "Principal
                                Shareholders."


Page 14

The names of our                A portion of our proposed business involves
products could be very          supplying exclusive Company labeled products on
important to our success.       an E-Commerce basis. The brand names used for
Although we have applied for    such company labeled products could eventually
trade marks on these            be important, and we intend to apply for
products, no trade marks        federal trademark and trade name protection
have been issued.               when appropriate, relying primarily on
                                trademark law to protect brand names. The
                                Globestar and ViGro trademarks have been
                                applied for and registration has been mailed to
                                the Patent and Trademark Office. We cannot
                                assure you that any pending trademark
                                application will result in a registered
                                trademark, or that any trademark granted will
                                be effective in thwarting competition or be
                                held valid if subsequently challenged. Our
                                failure to obtain trademark protection, or
                                illegal use by others of any trademarks we may
                                obtain, may have an adverse effect on our
                                business, financial condition and operating
                                results. In addition, the laws of certain
                                foreign countries do not protect proprietary
                                rights to the same extent as the laws of the
                                United States or Canada. See "Business."

Our products are highly         Our industry is regulated by a number of
regulated, especially by        government agencies, both in the United States
the FDA.                        and in foreign countries, including the Food
                                and Drug Administration, the Federal Trade
                                Commission, the Consumer Product Safety
                                Commission, the Department of Agriculture, the
                                Department of Customs, the Patent and Trademark
                                Office, and the Environmental Protection
                                Agency. In particular the FDA regulates the
                                ingredients, manufacture, packaging, storage,
                                labeling, promotion, distribution and sale of
                                our products. We believe we are in compliance
                                with these regulations, but we have no
                                assurance from any agency of such compliance.
                                See "Business."

If our shares are not quoted    If our shares are not quoted on the OTC
on the Bulletin Board, you      Bulletin Board, as anticipated, trading, if
may have difficulty             any, would likely be conducted on the so-called
selling your shares and the     "pink sheets." Consequently, selling Imagenetix
selling price may be reduced.   shares might be more difficult because smaller
                                quantities of shares might be bought and sold,
                                transactions could be delayed, and availability
                                of quotations would be more limited. These
                                factors could result in lower prices and larger
                                spreads in the bid and asked prices for our
                                shares.

Our shares will initially       Initially our shares will be subject to Rule
be classified as "penny         15g-9 under the Exchange Act. That rule imposes
                                additional sales practice


Page 15

stocks" which may make it       requirements on broker-dealers that sell
more difficult to sell your     low-priced securities designated as "penny
shares.                         stocks" to persons other than established
                                customers and institutional accredited
                                investors. The SEC's regulations define a
                                "penny stock" to be any equity security that
                                has a market price less than $5.00 per share or
                                with an exercise price of less than $5.00 per
                                share, subject to certain exceptions. Initially
                                our stock will be penny stock. We cannot assure
                                you that our shares will ever qualify for
                                exemption from these restrictions. For
                                transactions covered by this rule, a
                                broker-dealer must make a special suitability
                                determination for the purchaser and have
                                received the purchaser's written consent to the
                                transaction prior to sale. Consequently, the
                                rule may affect the ability of broker-dealers
                                to sell our shares and may affect the ability
                                of holders to sell Imagenetix shares in the
                                secondary market.

Your stock will be diluted      Purchasers of shares will experience immediate
86.67% from the offering        and substantial dilution of $2.60 in net
price.                          tangible book value per share, or approximately
                                86.67% of the offering price of $3.00 per
                                share. In contrast, existing shareholders paid
                                an average price of $.036 per share. See
                                "Dilution."

We may be using up to           We will use up to $300,000 (approximately 30%)
$300,000 of the offering        of offering proceeds (or will issue 100,000 of
proceeds to repay               the shares of this offering) to repay the
outstanding debts.              principal amount and interest of promissory
                                notes issued in bridge financing, rather than
                                to expand the business of Imagenetix. See "Use
                                of Proceeds."

Future sales of our             Sales of common stock (including common stock
restricted shares under         issued upon the exercise of outstanding
Rule 144 may depress the        warrants) in the public market after this
market value of our stock.      offering could materially adversely affect the
                                market price of the common stock. These sales
                                also might make it more difficult for us to
                                sell equity securities or equity-related
                                securities in the future at a time and price
                                that we deem acceptable, or at all. As of
                                August 30, 1999, 1,725,000 shares of our common
                                stock were issued and outstanding, all of which
                                are "restricted securities" and under certain
                                circumstances may, in the future, be sold in
                                compliance with Rule 144 adopted under the
                                Securities Act. In general, under Rule 144,
                                subject to the satisfaction of certain other
                                conditions, a person, including an affiliate of
                                ours, who


Page 16

                                 beneficially owned restricted shares of our common stock at least one year is entitled to sell, within any three month period, a number of shares that does not exceed one percent of the total number of outstanding shares of the same class. A person who presently is not an affiliate of ours, and who has not been an affiliate of ours for at least three months immediately preceding the sale, and who has beneficially owned the shares of common stock for at least two years, is entitled to sell the shares under Rule 144 without regard to the volume limitations described above.
                                 Approximately 500,000 shares of common stock are eligible for sale in the public market without restriction upon reliance upon Rule
                                 144(k) under the Securities Act. Of the
                                 remaining 1,255,000 restricted shares
                                 outstanding, 1,010,000 are beneficially owned by our officers and directors, and as a result future resales will be subject to the volume limitations of Rule 144. Of these shares, 1,000,000 are available for resale under Rule
                                 144 in March 2000 and 10,000 are eligible in June 2000. Of the remaining 245,000 outstanding shares, 141,500 will be eligible for resale within ninety days from the date of this prospectus and 103,500 will be eligible for resale under Rule 144 in June 2000. All
                                 1,255,000 shares are subject to an
                                 underwriter's lock-up agreement which prevents sales of the shares for twenty-four months from the date of this prospectus without the underwriter's approval. In addition, we currently have issued and outstanding warrants to purchase an aggregate of 600,000 shares of common stock, which warrants are not exercisable until ninety days after the date of this Prospectus. No prediction can be made as to the effect, if any, that sales of the outstanding shares of common stock, or the availability of these warrant shares, will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing market prices for the common stock and could impair our ability to raise capital in the future through the sale of equity securities. Actual sales or the prospect of future sales of shares of common stock under Rule 144 may have a depressive effect upon the price of, and market for, the common stock. See
                                 "Shares Eligible For Future Sale."

                           FORWARD LOOKING STATEMENTS

         This prospectus contains statements that plan for or anticipate the future. Forward-looking statements include statements about the future of personal care and nutritional products, statements about our future business plans and strategies, and most other statements that are not historical in nature. In this prospectus forward-looking statements are generally identified by the words "anticipate," "plan," "believe," "expect," "estimate," and the like. Although we believe that any forward-looking statements we make in this prospectus are reasonable, because forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results to differ materially from those expressed or implied. For example, a few of the uncertainties that could affect the accuracy of forward-looking statements, besides the specific factors identified in the Risk Factors section of this prospectus, include the following:

         - changes in general economic and business conditions affecting the personal care and nutrition industry;

         -        changes in our business strategies; and

         - market acceptance of the products in the United States and foreign markets.

         In light of the significant uncertainties inherent in the forward-looking statements made in this prospectus, particularly in view of our early stage of operations, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

         The Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for similar statements by existing public companies, does not apply to our offerings.

                                 USE OF PROCEEDS

         The following table sets forth the use of proceeds and our present estimate of the allocation of net proceeds of this offering. Our actual receipts and expenditures may vary from these estimates. Pending use of the funds, we will invest the net proceeds in investment-grade, short-term, interest bearing securities.

                                                                               Offering
                                                                               Proceeds         Percentage
                                                                               --------         ----------
Gross Proceeds                                                               $1,000,002
         Underwriting discounts                                                 100,000               10%
         Underwriter's expense allowance                                         30,000                3%
         Other offering expenses                                                 50,000                5%
                                                                             ----------
                  NET OFFERING PROCEEDS                                        $820,002


Page 18

Use of Net Proceeds
         Repayment of debt(1)                                                  $306,000             30.6%
         Working capital(2)                                                     314,002             31.4%
         Development and marketing of E-Commerce web site                       120,000               12%
         Expansion of Globestar System                                           80,000                8%
                                                                             ---------
                  TOTAL                                                        $820,002
                                                                             ----------
                                                                             ----------

         (1)Within the last year we borrowed $300,000 from certain shareholders and issued one-year promissory notes with interest at the rate of 10% per annum. (See "Certain Transactions.") The note holders have the option of converting the principal amount of, and accrued interest on, such notes into the shares in this offering at the rate of one share for each $3.00 of principal owed. Accrued interest on such notes as of the date of this prospectus is approximately $6,000. We used the proceeds of the loans to purchase raw materials and to pay product manufacturing costs. Also, if the notes are converted, we will not be obligated to pay any discount, or Underwriter's expense allowance, on the shares issued in such conversion. This will mean an additional $39,000 in proceeds to us which we will apply to our working capital needs. See "Underwriting."
         (2)We will use these funds to purchase raw materials to produce our products and to finance receivables from our customers. See "Business."

                                    DILUTION

         Since our inception, and of the total shares outstanding, we have issued a total of 1,725,000 shares to existing shareholders, at an average price of $.036 per share. The following table summarizes, as of June 30, 1999, the relative investments of all existing shareholders and the new investors, after giving pro forma effect to the sale of the shares in this offering (excluding the over-allotment shares):

                               Shares Purchased                  Total Consideration       Average Price
                           Number           Percent           Amount          Percent        Per Share
                           ---------        -------           ----------      -------        ---------
Existing shareholders      1,725,000        83.81%            $62,942         5.92%           $0.036
New investors                333,334        16.19%            $1,000,002      94.08%          $3.00
                           ---------        ------            ----------      -----
         Total             2,058,334        100%              $1,062,944       100%
                           ---------        ------            ----------      -----

         Our financial statements at June 30, 1999, show a net tangible book value of ($4,794) or ($0.0023) per share. Net tangible book value per share represents the amount of our tangible assets (total assets less intangible assets), less total liabilities, divided by the number of shares of common stock outstanding. Without taking into account any further adjustments in net tangible book value after June 30, 1999, other than to give effect to the sale of the 333,334 shares offered hereby (after deduction of underwriting discount and other offering expenses) the pro forma net tangible book value of the Company at June 30, 1999, would have been $815,205 or approximately $0.40 per share of common stock, representing an increase in net tangible book value of approximately $0.40 to existing shareholders and a dilution of approximately $2.60 per share to new investors.

                               PLAN OF OPERATIONS

General

         We commenced our principal activities in January 1999. From the date of commencement until March 1999, we developed our business plan, located our principal facilities, developed our initial products, and secured sources for our products. In accordance with the terms of a funding agreement, we borrowed $100,000 in March 1999 for operating expenses and another $200,000 in September 1999 for additional operating expenses. We borrowed these funds from certain of our shareholders. In addition, Mr. and Mrs. Spencer, our President and Secretary, have loaned a total of $265,000 to us since our inception to pay for the startup costs and expenses of commencing and continuing operations. These loans are evidenced by one-year promissory notes. (See "Certain Transactions.") We intend to allocate $300,000 of the proceeds of this offering to the repayment of the principal amount of the debt to these shareholders. No proceeds of this offering will be used to repay the amounts owed to the President.

         At August 23, 1999, we had a backlog of orders in the amount of $1,026,776. We intend to use approximately $350,000 of the offering proceeds to acquire the raw materials and pay for the production costs to satisfy a portion of the backlog orders. The balance of the funds from the offering will be used to expand the Globestar System and to develop and market our E-Commerce site. We believe that the equity funding received through this offering will satisfy our cash requirements for twelve months or longer without the need to raise additional funds.

Year 2000 Issue

         We do not believe that the Year 2000 Issue will have a significant impact on our business. The "Year 2000 Issue" involves the potential for system and processing failures of date-related data resulting from computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that contain time-sensitive software may recognize a date using two digits of "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar ordinary business activities.

         We believe that our internal software and hardware systems will function properly with respect to dates in the Year 2000 and thereafter, especially since our web site and related activities have occurred in 1999 and are sensitive to the Year 2000 Issue. In particular, our computer manufacturer has disclosed that our system has successfully completed testing by the National Software Laboratories and is Year 2000 compliant. Any failure due to the Year 2000 problem is also covered by the manufacturer's warrant.

         In addition to reviewing our own internal Year 2000 readiness, we have contacted our suppliers, manufacturers, and principal clients. We have also either contacted directly, or reviewed disclosures prepared by, our utility and telecommunications companies and other companies which provide key services or equipment to our business. Of our suppliers, manufacturers, and principal clients, we asked whether or not they had made an assessment of their readiness for the Year 2000 problem, and if so, whether they believed the Year 2000 problem would have a material effect on their business, results of operations, or financial condition. We also asked them to describe any material issues regarding the Year 2000 problem which might affect, either directly or indirectly, their ability to continue to conduct business with us after December 31, 1999, in the same manner as prior to January 1, 2000. Of those suppliers, manufacturers, or clients which did respond, only one had not made a Year 2000 readiness assessment; the others, including our supplier of Cetyl Myristoleate, believed they were Year 2000 compliant. As a contingency plan, we believe that if for any reason the particular manufacturer who had not yet completed its readiness assessment is not Year 2000 compliant by December 31, 1999, alternative manufacturers would be available. Of the utility and telecommunications companies, and others who provide key equipment or services to us, each has disclosed that it either is presently Year 2000 compliant or will be before December 31, 1999.

                                    BUSINESS

General

         Imagenetix, Inc. was incorporated in the State of Colorado on July 26, 1996, under the name "Internet International Business Management, Inc." We changed our name to "Imagenetix, Inc." on April 27, 1999.

         From our inception in 1996 until March 1999, we had no significant business operations. In March 1999 we entered into a reverse acquisition agreement with Imagenetix, a California corporation, incorporated in January 1999 and organized for the purpose of providing nutritional supplement and skin care products for specific health applications. Mr. and Mrs. Spencer, current officers and directors of the Colorado corporation, were the only shareholders of the California corporation at the time of the reorganization. The agreement provided that we would acquire all of the outstanding stock of the California corporation and that Mr. and Mrs. Spencer would receive 1,300,000 shares of common stock representing approximately 72% of our outstanding stock. In connection with the transaction, existing management of the Colorado company agreed to resign and to appoint the present directors. In addition, certain shareholders of the Colorado company entered into a funding agreement to provide $100,000 to the Company at the closing of the transaction and $200,000 at the time of filing this registration statement. (See "Plan of Operations" and "Certain Transactions.") The closing of the transaction was held on March 26, 1999, and all of the foregoing terms were implemented. The California corporation is now a wholly owned subsidiary of the Colorado corporation and conducts all of our business. Unless otherwise indicated in this section, all references to our business refers to the business operations of the California corporation.

         In June 1999 we adopted a 1999 Stock Bonus Plan which authorizes the Board of Directors to issue up to 211,500 shares to our officers, directors, employees and consultants. The Plan is intended to aid us in maintaining and developing a management team, attracting qualified directors, officers, and employees capable of assisting in our future success, and rewarding those individuals who have contributed to the success of the Company. In June 1999 we issued 166,500 shares under the Plan to our directors, employees, and consultants. In order to avoid further dilution of the outstanding shares, Mr. and Mrs. Spencer canceled 241,500 of the shares received in the reorganization between the Colorado and the California corporations. This allowed us to use 211,500 shares for the Stock Bonus Plan and to reserve 30,000 shares for future issuance to Mr. Cochran when he becomes an employee. See "Management."

Industry Overview

         The dietary supplement industry is highly diversified and intensely competitive. It includes companies that manufacture, distribute, and sell products that are generally intended to supplement the daily diet with nutrients that may enhance the body's performance and well being. Dietary supplements include vitamins, minerals, herbs, botanicals, amino acids, and compounds derived therefrom. Specific statutory provisions governing the dietary supplements industry were codified in the Dietary Supplement Health and Education Act of 1994 ("DSHEA"). DSHEA provides new statutory protections for dietary supplements. It codifies and strengthens legal protection for statements of nutritional support that apprise consumers of the effect dietary supplements have upon the structure or functions of the body.

         Dietary supplements are sold primarily through (i) mass market retailers, including mass merchandisers, drug stores, supermarkets and discount stores, (ii) health food stores, (iii) mail order companies, and
(iv) direct sales organizations. Our primary marketing thrust is targeted at direct selling, of which network marketing is a significant segment.

Operations

         Our management and key personnel carry over twenty-five (25) years of experience in developing nutritional systems and marketing programs for the network marketing channel of distribution. The management team has been responsible for generating sales from a number of the world's largest direct selling and network marketing companies. Currently, we have generated sales and orders from multiple network marketing companies, one of which is Nikken, a global network marketing company.

         Our strategy also includes targeting large companies who sell primarily through mass market retailers. Two notable companies who specialize in mass market retailing, from which we have generated purchase orders or sales, are Natrol and Pharmavite. Additionally, we have built relationships with companies that sell primarily through health food stores. One such company is Nature's Way. We have generated significant sales to this company as well as others in this channel of distribution.

         We offer a variety of specialized nutraceutical formulations and compounds along with proprietary skin care products which are designed to be sold to network marketing companies. Since commencing operations in February, we have generated approximately twelve customers for which we prepare nutritional supplements to be sold by the customer under its own label. Once initial funding from this offering has taken place, we intend to embark on a more aggressive marketing campaign of capturing orders, diversifying the client base, and expanding sales.

         Through March 31, 1999, our primary focus was to establish suppliers, manufacturing agreements, and develop business systems. During this period we were able to successfully implement our business system by generating and collecting on sales of approximately $80,000. Since such quarter end, we have added ten additional clients. Three of these customers represent in excess of 10% of our total orders and sales to date. The loss of any of these customers could have a material detrimental effect on our business. Also, the failure of any of these customers to pay for the products in a timely manner, could have a negative impact on us since we do not have significant financial reserves to supplement such a loss. See "Risk Factors."

Products

         We currently offer a variety of custom nutraceutical formulas to our clients as well as competitively priced products, the formulas for which were designed by the client. In addition, we currently have developed compounds and formulas which are proprietary to us and are described below.

         - Cetyl Myristoleate - We use this compound to produce a number of dietary supplement formulations for our clients. Ongoing research may determine the extent of its effects on the body, including the role it may play in providing support for the normal functioning of muscles and joints. We can produce a wide range of formulas using this compound and then market these formulas through multiple distribution channels. Currently we have sold formulas using this compound to channels of distribution which include network marketing and health food retail stores. Once a formula using this compound has been developed for a client, the client then markets the product under its own brand. Using multiple processes to produce this compound, we are able to offer formulas to our clients in three forms of delivery: soft gel, hard-shell capsule, and tablet. Each process employed, from producing the compound to manufacturing the product, has been co-developed and co-engineered by our staff in collaboration with the supplier and manufacturer. We believe Cetyl Myristoleate will continue to be our principal compound in the foreseeable future, particularly if clinical research provides a clearer indication of the role the compound plays in the area of joint health. We intend to expand the number of clients who use this compound in formulas and to develop a unique formula for each specific client.

         - Liver Cleanse - This product is a dietary supplement which has been demonstrated in a medical double-blind placebo study to assist the human body in improving the functions of the liver. This product is proprietary to us and was developed by Dr. Charles Cochran, one of our directors. We currently have received orders for this product from two network marketing companies.

         - ViGro - This product is a dietary supplement designed to assist the human body in the area of men's sexual health. Compounds in this formula have been found to increase blood testosterone levels, increase formation and development of sperm and their mobility, decrease blood lipids, and increase serum nitric oxide levels (vasodilator which relaxes smooth muscle and increases blood supply to penile tissues). We developed this product for the purpose of selling it through our E-Commerce site. We intend to conduct a medically supervised study to determine the efficacy of this formula. We intend to sell our ViGro product under our own brand exclusively on an E-Commerce basis. We do not intend to market ViGro until clinical evidence demonstrates the effectiveness of the formula. We have contacted a physician who has expressed interest in conducting clinical trials, but no firm agreement has been reached. We cannot predict how long the clinical trials will take.

         We also have developed proprietary skin care products for the face, which we believe contain unique ingredients designed to be beneficial to the skin. The skin care products were designed and developed to be sold to network marketing companies seeking unique skin and beauty care products. The products consist of exfoliants, moisturizers, and masks. Full product development has been completed and we are just beginning to market the products to targeted network marketing companies which would offer such products under their own private labels.

Raw Materials and Manufacturing

         We develop, formulate and design nutritional and skin care systems, but do not manufacture any of our own products. We currently purchase ingredients from suppliers that we consider to be the superior suppliers of such ingredients. We currently have a single source supplier of Cetyl Myristoleate and an agreement is in place to protect our right to purchase sufficient quantities of this material to meet our estimated needs through at least April 2000. Products using Cetyl Myristoleate represent approximately 60% of our total backlog to date. With the exception of Cetyl Myristoleate, we believe that, in the event we are unable to obtain any ingredients from our current suppliers, we could obtain substitute ingredients without great difficulty or prohibitive increases in the cost of goods sold. However, there can be no assurance that the loss of such a supplier would not have a material adverse effect on our business and results of operations. See "Risk Factors."

         We rely on a number of manufacturers to produce our personal care and nutritional products. We have written confidentiality and client exclusivity agreements with those key manufacturers. However, we believe that in the event our relationship with any of our key manufacturers is terminated, we would be able to find suitable replacement manufacturers. However, there can be no assurance that the loss of a manufacturer would not have a material adverse effect on our business and results of operations. See "Risk Factors."

Marketing

         Although we have conducted marketing of our products and custom formulations to a limited number of clients, we have been able to generate sales and orders from clients which sell through multiple channels of distribution to large numbers of potential users. Using part of the funds from this offering, we plan to more aggressively implement the following three-phase marketing strategy:

         The first phase is to continue to offer our proprietary products to the limited number of existing clients and seek new customers, primarily those engaged in the network marketing and mass marketing of nutraceutical products. We would assist such clients in designing nutritional and skin care systems using our formulations. We would also prepare and design marketing materials, assist the client in locating spokespersons to help market the product, and provide an array of other value added services to assist each client in enhancing and expanding its business.

         The second phase of the marketing program would be to offer additional products to those network and mass marketing companies. The additional products would include items which they would be currently offering, but which would be presently furnished through another supplier or manufacturer. We believe we could furnish these additional products at competitive prices coupled with providing added services to assist the client in marketing their nutraceutical and skin care products.

         The third phase would be to establish our E-Commerce channel of distribution. Initially we would offer our ViGro product only through our own Internet site. Upon successfully implementing our E-Commerce business with our offering of ViGro, we could add other products to expand this form of product distribution. We anticipate that potential customers would be driven to our web site, in part, through articles written on our products in various publications. According to the research firm, Cyber Dialogue, Inc., approximately 40% of American adults online used the Internet to obtain health information and treatments in 1998.

         We anticipate being able to more actively and fully implement and expand the first two phases of the marketing plan as soon as this offering is completed. We also intend to commence implementation of the E-Commerce strategy in part with the funds from this offering and open such site within three months following completion of this offering.

Globestar

         We propose to implement a computer system known as "Globestar" which will be a proprietary, interactive, multimedia, global inter-linking computerized system which we could use in marketing to all of our clients. We have designed and engineered the system. A primary function of the system will be to instantaneously monitor and update the real-time status of all of our products and client orders, from inception, to development, and to delivery.

         A preassigned access code will enable clients and manufacturers to enter into select regions of the Globestar system. This will allow clients and manufacturers to have real time information on product progress through an automatically updated sales order system. Through the extensive use of multi-media and intra-linking programs, Globestar is being designed to provide for clients hard to find or breakthrough ingredients in the nutraceutical and skin care industry. In addition to providing clients with real-time product order updates, Globestar also will provide them the story behind the development of particular products or compounds that assist in the marketing of the product. Certain features of the system are in the development stage and we anticipate that implementation of the initial part of Globestar could take place by November 1999.

         When fully functional, Globestar will also permit authorized manufacturers and scientists around the world to inflow product information directly into the Globestar system. This will enable the others to evaluate and determine the market potential of any product or compound. Globestar will also permit authorized clients to input requests for new products or compounds to be reviewed by us. Additional features of Globestar will be designed to include: (i) access to the lowest raw material pricing through linkage of direct suppliers and manufacturers; (ii) world-wide online access for our key clients; (iii) product delivery schedule; and, (iv) assistance in the registration of products destined for international markets.

Competition

         The nutraceutical or skin care products industry is large and intensely competitive. We compete directly with companies that manufacture and market nutritional products in each of our product lines, including companies such as Twin Labs Corporation, Weider Nutrition International, Inc., IVC Industries, and Perrigo Company. Most of our competitors in the nutritional supplements market have longer operating histories, greater name recognition and financial resources than do we. In addition, nutritional supplements can be purchased in a wide variety of distribution channels. While we believe that consumers appreciate the convenience of ordering products from home through the Internet or a sales person, the buying habits of many consumers accustomed to purchasing products through traditional retail channels are difficult to change. Our offerings in each product category are also relatively small compared to the wide variety of products offered by many other nutritional product companies.

Government Regulation

         In both the United States and foreign markets, we are or will be subject to and affected by extensive laws, governmental regulations, and similar constraints at the federal, state and local levels. For example, we will be subject, directly or indirectly, to regulations pertaining to the following:

         -        dietary ingredients;

         - the manufacturing, packaging, labeling, promotion, distribution, importation, sale and storage of our products;

         - product claims, labeling, and advertising (including direct claims and advertising by us as well as claims in labeling and advertising by associates, for which we may be held responsible);

         - transfer pricing and similar regulations that affect the level of foreign taxable income and customs duties; and

         - taxation, which in some instances may impose an obligation on us to collect the taxes and maintain appropriate records.

         The dietary ingredients, manufacturing, packaging, storing, labeling, advertising, promotion, distribution and sale of our products are subject to regulation by one or more governmental agencies, including the Food and Drug Administration ("FDA"), the Federal Trade Commission ("FTC"), the Consumer Product Safety Commission, the Department of Agriculture, the Department of Customs, the Patent and Trademark Office, and the Environmental Protection Agency. Our activities are, or may be, also regulated by various agencies of the states, localities and foreign countries in which our products are manufactured, distributed, and/or sold. The FDA, in particular, regulates the ingredients, manufacture, packaging, storage, labeling, promotion, distribution and sale of foods, dietary supplements and OTC drugs, such as those we distribute. We and our suppliers are required by FDA regulations to meet relevant current good manufacturing practice ("GMP") guidelines for the preparation, packing and storage of foods and drugs. The FDA has published an Advance Notice of Proposed Rule Making, 62 Fed. Reg. 5700 (Feb. 6, 1997) for the establishment of GMPs for dietary supplements, but it has not yet issued a proposal rule. FDA conducts unannounced inspections of companies that manufacture, distribute and sell dietary supplements, issues warning letters for rule violations found during such inspections and refers matters to the U.S. Attorneys and Justice Department for prosecution under the Federal Food, Drug, and Cosmetic Act ("FFDCA"). There can be no assurance that FDA will not question our labeling or other operations in the future.

         The Dietary Supplement Health and Education Act of 1994 ("DSHEA") revised the provisions of the FFDCA governing dietary ingredients and labeling of dietary supplements. The legislation creates a new statutory class of "dietary supplements." This new class includes vitamins, minerals, herbs, botanicals, other dietary substances to supplement the daily diet, and concentrates, metabolites, constituents, extracts, and combinations thereof. The legislation requires no federal premarket approval for the sale of dietary ingredients that were on the market before October 15, 1994. Dietary ingredients first marketed on or after October 15, 1994, may not be distributed or marketed in interstate commerce unless, (i) the manufacturer has proof that the dietary ingredient has been present in the food supply as an article used for food in a form in which the food has not been chemically altered, or (ii) the manufacturer supplies FDA with proof to the agency's satisfaction of the dietary ingredient's safety. Manufacturers and distributors of dietary supplements may include statements of nutritional support, including structure and function claims, on labels, in labeling, and in advertising if (a) the claims are corroborated by "competent and reliable scientific evidence" consistent with FTC standards for advertising review; (b) the claims for labels and labeling are filed in a certified notice with the FDA no later than 30 days after first market use of the claims; (c) the manufacturer retains substantiation that the claims are truthful and nonmisleading; (d) each claim on labels and in labeling is cross-referenced by an asterisk to a mandatory FDA disclaimer.

         The majority of the products marketed, or proposed to be marketed, by us are classified as dietary supplements under the FFDCA. In September 1997, the FDA issued regulations governing the labeling and marketing of dietary supplement products. The regulations cover: (i) the identification of dietary supplements and their nutrition and ingredient labeling; (ii) the terminology to be used for nutrient content claims, health claims, and statements of nutritional support, including structure and function claims;
(iii) labeling requirements for dietary supplements for which "high potency" and "antioxidant" claims are made; (iv) notification procedures for statements of nutritional support, including structure and function claims, on dietary supplement labels and in their labeling; and (v) premarket notification procedures for new dietary ingredients in dietary supplements. The notification procedures became effective in October 1997, while the new labeling requirements did not become effective until March 23, 1999.

         Dietary supplements are subject to the FFDCA as amended by the Nutrition, Labeling and Education Act ("NLEA") and DSHEA and are subject to the regulations of the FDA. Those laws regulate, among other things, health claims, ingredient labeling, and nutrition content claims characterizing the level of nutrient in the product. NLEA prohibits the use of any health claim for dietary supplements, unless the health claim is supported by significant scientific agreement and is pre-approved by the FDA. In PEARSON V. SHALALA, 64 F3d 650 (D.C. Cir 1999), the United States Court of Appeals for the D.C. Circuit ruled that the FDA must authorize health claims presented to the agency in health claims petitions unless they are inherently misleading and must rely on disclaimers to eliminate any potentially misleading connotation conveyed by a claim. The court held that even claims not found supported by significant scientific agreement must be allowed if disclaimers can correct misleading connotations. The court ruled that the FDA violated the Administrative Procedure Act by not defining its significant scientific agreement standard of review and ordered the FDA to define the standard in a way that would enable regulatees to perceive the principles which guide agency action.

         In foreign markets, prior to commencing operations and prior to making or permitting sales of our products in the market, we may be required to obtain an approval, license or certification from the country's ministry of health or comparable agency. Prior to entering a new market in which a formal approval, license or certificate is required, we may be required to work with local authorities in order to obtain the requisite approvals, license or certification. The approval process generally would require us to present each product and product ingredient to appropriate regulators and, in some instances, arrange for testing of products by local technicians for ingredient analysis. Such approvals may be conditioned on reformulation of our products or may be unavailable with respect to certain products or certain ingredients. We must also comply with product labeling and packaging regulations that vary from country to country.

         The FTC, which exercises jurisdiction over the marketing practices and advertising of all products similar to those we offer, has in the past several years instituted enforcement actions against several dietary supplement companies for deceptive marketing and advertising practices. These enforcement actions have frequently resulted in consent orders and agreements. In certain instances, these actions have resulted in the imposition of monetary redress requirements. Importantly, the FTC requires that "competent and reliable scientific evidence" corroborate each claim of health benefit made in advertising before the advertising is first made. A failure to have that evidence on hand at the time an advertisement is first made violates the Federal Trade Commission Act. While we have not been the subject to FTC enforcement action for the advertising of its products, there can be no assurance that the FTC will not question our advertising or other operations in the future. See "Risk Factors."

         We believe we are in compliance with all material government regulations which apply to our products. However, we are unable to predict the nature of any future laws, regulations, interpretations or applications, nor can we predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on our business in the future. Such future changes could, however, require the reformulation or elimination of certain products; imposition of additional record keeping and documentation requirements; imposition of new federal reporting and application requirements; modified methods of importing, manufacturing, storing, or distributing certain products; and expanded or different labeling and substantiation requirements for certain products and ingredients. Any or all of such requirements could have a material adverse effect on our business, results of operations and financial condition.

Trademarks

         We have applied for trademarks for the names "Globestar" and "ViGro." The application for the "Globestar" trademark was filed in May of 1999, and the application for the "ViGro" trademark was filed in June of 1999. Management anticipates receiving approval of such trademarks within six months from filing.

Employees

         At August 23, 1999, we had four full-time employees, one of whom is also an executive officer of the Company.

                                    MANAGEMENT

General

         The following table sets forth the current officers, directors, and significant employees of Imagenetix:

                                                                                                Director
         Name                               Age      Position(s)                                Since
         William P. Spencer                 47       Director, President, & CEO                 1999
         Debra L. Spencer                   47       Director, Secretary, & Treasurer           1999
         Dr. Charles L. Cochran             51       Director                                   1999
         Dr. Peter H. Antoniou              39       Director                                   1999
         Patrick S. Millsap                 46       --                                         --

         Set forth below is the business experience and biographical information on each of the officers, directors, and significant employees of
Imagenetix:

         WILLIAM P. SPENCER has served as the president of Imagenetix since March 1999 and has served as a director and president of the Subsidiary since January 1999. From January 1986 until December 1996, he served as chief operating officer, chief financial officer, and executive vice-president of Natural Alternatives International, Inc., a company engaged in the formulation and production of encapsulated vitamins and nutrients. He served as president of such entity from December 1996 until October 1998, and as a director from January 1986 until October 1998. Mr. Spencer received a Bachelor of Science in Finance in 1974, and a Masters in Business Administration, also in the area of Finance, in 1979 from San Diego State University.

         DEBRA L. SPENCER has served as Secretary and Treasurer of Imagenetix since March of 1999. Her responsibilities with Imagenetix also include graphics layout and development of marketing material for the Company's private label products. From 1994 to February 1999 she was a homemaker. From 1987 to 1993 she served as Vice President, Secretary and Treasurer for a consumer mail order vitamin company, Vitamin Direct, Inc. She was responsible for developing marketing material, generating leads as well as maintaining a high consumer satisfaction ratio for their over 25,000 customers.

         DR. CHARLES L. COCHRAN was the owner/operator of a chiropractic clinic from 1984 until 1996. Since 1970 he has worked as a health care and nutritional consultant. Dr. Cochran received his Doctorate of Chiropractic in 1984 from Palmer College of Chiropractic, Davenport, Iowa.

         DR. PETER H. ANTONIOU founded Pomegranate International in 1986 as an international consulting firm specializing in educational programs, trade matching activities, and consulting assistance. Since 1994 he has been an adjunct professor at the Graduate College of Business for U.S. International University, San Diego, CA; from 1993 to the present he has been an adjunct professor at the Executive MBA and the Undergraduate College of Business at CSU San Marcos; and from 1991 to the present he has been an adjunct professor at the School of Business Administration at Mount St. Mary's College, Los Angeles, CA. Dr. Antoniou received his Bachelor of Science degree in 1981 in Business Administration, and his Masters in International Business Administration in 1982, from the International University Europe, London, England. He received his Doctorate in Business Administration in 1986 from the U.S. International University.

         PATRICK S. MILLSAP, has been the vice-president of marketing for the Subsidiary since May 1999. From April 1991 until May 1999 he was employed by Natural Alternatives International, Inc. as a senior account manager. Mr. Millsap graduated in 1990 from San Diego State University with a bachelor's degree in history. He received a certificate of international business from the University of San Diego in 1996, and is currently studying international trade and finance at the University of California, San Diego.

         Each of our directors is elected to hold office for one year and until his or her successor is elected and duly qualified. Each of our officers is appointed to hold office until the first meeting of the Board of Directors immediately following the annual meeting of shareholders. William
P. Spencer and Debra L. Spencer are husband and wife.

Executive Compensation

         Neither Imagenetix nor its subsidiary has a written employment contract with any of its officers. We pay Mr. Spencer an annual salary of $100,000 and provide health care insurance for him and his wife. Dr. Cochran receives royalty payments from us pursuant to an Alliance Agreement. (See "Certain Transactions.") It is anticipated that Dr. Cochran will become a full-time employee upon completion of this offering and that he will receive an annual salary of $100,000.

         As consideration for accepting positions as directors, Dr. Cochran and Dr. Antoniou each received 5,000 shares of Common stock under our 1999 Stock Bonus Plan.

Indemnification of Directors, Officers, and Others

         Article 109 of the Colorado Business Corporation Act expressly authorizes a Colorado corporation to indemnify its directors, officers, employees, fiduciaries, and agents against claims or liabilities arising out of such persons' conduct in such capacities if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company. In general, these provisions provide for indemnification in instances when such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company. A corporation may also purchase and maintain liability insurance on behalf of such persons.

         Article VIII of our Bylaws provides for the indemnification of the Company's officers, directors, and employees. We do not maintain any liability insurance on behalf of any director, officer, or other person affiliated with us.

         Insofar as indemnification by us for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to our officers and directors pursuant to the foregoing provisions, or otherwise, we are aware that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore, unenforceable.

                             CERTAIN TRANSACTIONS

         During 1999 the following persons loaned us $300,000 pursuant to the terms of a Funding Agreement entered into in connection with the reverse acquisition of the Colorado company by the California corporation in March 1999:

         Name                                                       Amount Loaned
         ----                                                       -------------
         Claudia A. McAdam                                             $50,000
         Great Expectations Family Limited Partnership                 $50,000
         David N. Nemelka                                              $50,000
         1st Zamora Corp.                                              $75,000
         Greg Puesy                                                    $26,250
         Barry C. Loder                                                $11,250
         Gulfstream 1998 Irrevocable Trust                             $37,500

         These persons were issued convertible promissory notes which are convertible into common stock at the rate of one share for each $3.00 of debt. The shares offered by us under this offering may be used in such conversion. (See "Use of Proceeds.") The notes bear interest at the rate of 10% per annum. Principal and interest on the notes are due at the time of release of funds from this offering or one year from the date of each note, whichever shall first occur. Each of these persons was also granted warrants at the rate of one A Warrant and one B Warrant for each $1.00 loaned to us. (See "Description of Securities.") Prior to the date of this offering, Great Expectations Family Limited Partnership transferred $25,000 of the promissory note, and the accompanying A and B warrants, issued to it to David N. Nemelka.

         Claudia A. McAdam is the spouse of Gary J. McAdam, the founder of the Colorado corporation. Mr. McAdam is also the general partner of Great Expectations Family Limited Partnership. 1st Zamora Corp. is a Colorado corporation controlled by Laura Lee Madsen. Gulfstream 1998 Irrevocable Trust is a trust created by Henry Fong for his children.

         Mr. and Mrs. Spencer, officers, directors, and principal shareholders of the our company, have loaned $265,000 to us for operating expenses. This loan is evidenced by promissory notes dated May 25, 1999, for $100,000, July 20, 1999, for $90,000, and July 28, 1999, for $75,000. The
promissory notes provide for interest at the rate of 10% per annum. The notes are due and payable not later than May 25, 2000, and July 20, 2000, respectively. Repayment of the loans will not be made from the selling proceeds of this offering, but will be made from our profits, if any, or from the exercise of our outstanding warrants.

         Dr. Cochran, one of our directors, has entered into an Alliance Agreement dated June 16, 1999, with us. This ten-year agreement grants to us the right to market the products developed by Dr. Cochran, including those products using Cetyl Myristoleate and ViGro. We have agreed to pay Dr. Cochran a royalty of 10% of the actual payments received by us from all such products sold by us. This agreement would terminate upon Dr. Cochran becoming a full-time employee for us and Dr. Cochran would then transfer all of his interest in such products to us for 30,000 shares of our common stock. Dr. Cochran has agreed to become a full-time employee upon completion of this offering. See "Management."

                               CONCURRENT OFFERING

         The registration statement of which this prospectus forms a part also includes a prospectus with respect to an offering by certain selling security holders of 300,000 Class A and 300,000 Class B Warrants, and the shares of common stock underlying such warrants, which warrants were issued in connection with funds loaned to us by certain of the selling security holders. These shares may be sold in the open market, in privately negotiated transactions, or otherwise directly by the holders thereof. See "Description of Securities" and "Certain Transactions."

         We will not receive any proceeds from the sale of any of the selling security holders' securities, except in connection with the exercise of the warrants. (See "Description of Securities.") Sales of such stock or the potential of such sales may have an adverse effect on the market price of the shares of common stock offered hereby. See "Risk Factors."

                                PRINCIPAL SHAREHOLDERS

Voting Securities

         The following table sets forth certain information furnished by the following persons concerning the common stock ownership as of August 30, 1999, of (i) each person who is known to us to be the beneficial owner of more than five percent of the common stock; (ii) all directors and executive officers; and (iii) our directors and executive officers as a group:

                                    Amount and Nature
Name and Address                    of Beneficial                      Percent of Class
of Beneficial Owner                 Ownership(1)                       ----------------
-------------------                 ------------              Before Offering     After Offering(2)
                                                              ---------------     -----------------
Management:

William & Debra Spencer             1,000,000(3)              57.97%                   48.58%
11777 Bernardo Plaza Court
Suite 206
San Diego, CA  92128

Dr. Charles L. Cochran                  5,000                     *
226 Lake Court
Aptos, CA 95003

Dr. Peter H. Antoniou                   5,000                     *
2166 Lemon Ave.
Escondido, CA 92029

Officers and Directors
as a Group (4 Persons)              1,010,000                 58.55%                   49.07%

Others:

Gary J. McAdam                       187,500(4)               10.71%                       9%
14 Red Tail Drive
Highlands, CO 80126

1st Zamora Corp.                     137,500(5)                7.86%                     6.6%
9025 Oakwood Pl.
West Jordan, UT 84088

David N. Nemelka(6)                  137,500(6)                7.86%                     6.6%
55 West 200 North
Provo, UT 84601

---------------
*Represents less than 1%.

         (1)Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.
         (2)Does not include shares to be issued, if any, pursuant to the Underwriter's over-allotment option.
         (3)William and Debra Spencer are husband and wife and are therefore deemed to share beneficial ownership of these shares.
         (4)All of these shares are held indirectly by Mr. McAdam. Of these shares 162,500 are held directly by GM/CM Family Partnership, Ltd., a family limited partnership controlled by Mr. McAdam. Claudia A. McAdam, the wife of Mr. McAdam holds a promissory note from us convertible into approximately 16, 667 shares of common stock and Great Expectations Family LP, a family limited partnership controlled by Mr. McAdam, also holds a promissory note from us convertible into approximately 8,333 shares of common stock (see "Use of Proceeds.") Mr. McAdam is deemed to share beneficial ownership of the foregoing shares by reason of his relationship to the direct owners of the shares. See "Certain Transactions."
         (5)Of the shares listed, 112,500 are currently outstanding and held in the name of 1st Zamora Corp. and 25,000 represent the approximate number of shares which could be issued if the corporation converts its note in the amount of $75,000. (See "Certain Transactions.") 1st Zamora Corp. is a Colorado corporation controlled by Laura Lee Madsen, who is deemed to share beneficial ownership of these shares with the corporation.
         (6)Mr. Nemelka is holding these shares for the benefit of his family limited partnership, Boulder Family Partnership Ltd. Of the shares listed, 112,500 are currently outstanding and held in the name of Mr. Nemelka and 25,000 represent the approximate number of shares which could be issued if he converts his notes in the aggregate amount of $75,000. (See "Certain Transactions.")

                           DESCRIPTION OF SECURITIES

Equity Securities

         We have two classes of stock, namely common stock, par value $.001 and preferred stock, par value $001. There are 50,000,000 shares of common stock authorized, of which 1,725,000 shares are outstanding. The holders of the common stock have equal ratable rights to dividends from funds legally available therefor, when, as, and if declared by the Board of Directors and are entitled to share ratably in all of our assets available for distribution to holders of common stock upon our liquidation, dissolution, or winding up. Holders of the common stock are entitled to one vote per share on all matters on which shareholders may vote at all meetings of shareholders. There are no conversion rights, subscription rights, preemptive rights, cumulative voting rights, or redemptive rights with respect to the common stock. There are no sinking fund provisions relating to the common stock. The presently issued and outstanding shares of common stock are, and upon sale and issuance as set forth in this prospectus, the shares will be, validly issued, fully paid, and non-assessable.

         We have authorized 5,000,000 shares of preferred stock, none of which shares is outstanding. Neither the Articles of Incorporation nor the Board of Directors has determined the preferences, limitations, and relative rights of the preferred stock. The issuance of any preferred stock may have the effect of delaying, deferring, or preventing a change in control without further action by the shareholders and may adversely affect the voting and other rights of the holders of the common stock. At present we have no plans to issue any shares of preferred stock.

Warrants

         We have issued two classes of warrants, namely the A Warrants and the B Warrants. The rights and terms of each class of warrants are the same, except for the exercise price. The exercise price of the A Warrants is $3.00 per share, and the exercise price of the B Warrants is $3.05 per share, subject to adjustment under certain circumstances. We have outstanding 300,000 A Warrants and 300,000 B Warrants, each warrant entitling the holder to purchase one share of common stock at the exercise price at any time commencing ninety days from the date of this prospectus and ending five years from the date of this prospectus.

         If a federal registration statement which includes the warrants, and the underlying shares, does not remain effective during the period in which the warrants may be exercised, then the holder may convert the warrant, in whole or in part, into the number of shares determined by dividing (a) the aggregate fair market value of the shares of the common stock issuable upon exercise of the warrant minus the aggregate warrant price of such shares by
(b) the fair market value of one share.

         We cannot call or redeem the warrants.

         The warrants do not confer upon the holder any voting or preemptive rights, or any other rights of a stockholder.

         The warrant exercise price and the number and kind of shares of common stock to be obtained upon exercise of the warrants are subject to adjustment only in the event of a stock split of, dividend on, or a subdivision, combination , or recapitalization of the common stock or the sale of substantially all of our assets, or a merger or consolidation into another corporation or other business entity where we are not the surviving corporation.

         The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at our offices, with the form of "Subscription Form" furnished with the warrant certificate filled out and executed as indicated, accompanied by payment of the full exercise price for the number of warrants being exercised.

Transfer Agent

         The Transfer Agent for the shares of common stock is Interwest Transfer Company, Inc., 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117; telephone number (801) 272-9294. Initially we will act as our own agent for the transfer and exercise of the warrants.

                                 DIVIDEND POLICY

         We have not declared or paid any cash dividends as yet on the common stock and the Board of Directors has not yet decided on a dividend policy. Whether dividends will be paid will be determined by the Board of Directors and will necessarily depend on our earnings, financial condition, capital requirements and other factors. The Board of Directors has no current plans to declare any dividends in the foreseeable future.

                                  UNDERWRITING

         We have agreed to sell to the Underwriting Group, for which Spencer Edwards, Inc. is acting as the representative, and the underwriting group has agreed to purchase from us, 333,334 shares of our common stock. The underwriting group is obligated to purchase all of the shares, if any of the shares are purchased.

Discounts and Costs

         We will sell the shares to the underwriting group for $2.70 per share and the underwriting group will offer the shares directly to the public at $3.00 per share. The Underwriter may also offer the shares to certain securities dealers who may reoffer the shares on the same terms and conditions of the offering set forth in this prospectus. The members of the underwriting group may allow such discounts and concessions upon sales to selected dealers as may be determined from time to time by Spencer Edwards.

         If all of the shares are sold, we have also agreed to reimburse Spencer Edwards on a nonaccountable basis for the Underwriter's expenses in the amount of 3% of the gross proceeds of the shares, including the proceeds from the over-allotment shares. We paid $10,000 to Spencer Edwards toward such expenses when we entered into our letter of intent with them and an additional $10,000 when we filed this registration statement.

Over-allotment Option

         The Underwriter has an option to purchase up to 50,000 additional shares at the public offering price to cover over-allotments. The Underwriter can exercise this option for a period of 30 days after the date of this prospectus. If the Underwriter exercises this option, it will have a firm commitment, subject to some conditions, to purchase the 50,000 shares.

Underwriter's Warrants

         At the closing of the underwriting, we have agreed to sell to the Underwriter for $100 warrants to purchase 33,333 shares at $3.60 per share. These warrants cannot be transferred by the Underwriter for one year after the date of this prospectus. They will be exercisable at any time after one year from the date of this prospectus until six years from the date of the prospectus. The warrants will contain anti-dilution provisions, a cashless exercise provision, and piggyback registration rights.

Future Financings

         We have agreed with Spencer Edwards on a non-exclusive basis that if they arrange for equity, debt, or other financing for us over the next five years, we will pay a commission to them ranging from 10% for equity financings to 5% or less for debt financings, increase in lines of credit, sales of assets, mergers, acquisitions, or joint ventures.

Lock-up of Shares

         The Underwriting Agreement provides that we will cause all of our officers and directors and certain others to enter into an agreement not to sell, pledge, hypothecate, transfer, or otherwise dispose of any shares of common stock owned by them for a period of 24 months from the date of this prospectus without the prior written consent of the Underwriter. The shares subject to the lock-up consist of the 1,010,000 owned by management, 215,000 shares issued to employees, consultants, and others, 45,000 shares reserved for future issuance under our Stock Bonus Plan and 30,000 shares reserved for issuance to Dr. Cochran.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Prior to this offering there has been no public market for our common stock. We cannot predict the effect, if any, that future market sales of our shares, or the availability of such shares for sale, will have on the prevailing market price of the common stock following this offering. Nevertheless, sales of substantial amounts of our stock in the open market following this offering could adversely affect the prevailing market price of the stock.

         Upon completion of this offering, and assuming no exercise of outstanding warrants to purchase shares of the common stock, we will have 2,088,334 outstanding shares. Of those, only the 333,334 shares being offered in this offering, will, subject to any applicable state law restrictions on secondary trading, be freely tradeable without restriction under the Securities Act, except that any shares purchased by "affiliates" (as that term is defined in Rule 144 under the Securities Act) will be subject to the resale limitations of Rule 144.

         The remaining 1,725,000 shares are "restricted" within the meaning of Rule 144 under the Securities Act. Of this number, 500,000 shares will be eligible for immediate sale in the public market without restriction under Rule 144(k). The remaining shares are subject to a twenty-four month lock-up agreement with the underwriter.

         In general, under Rule 144, as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of our then outstanding shares (approximately 20,883 shares immediately after the offering), or (ii) the average weekly trading volume of our stock during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Commission. Sales pursuant to Rule 144 are also subject to certain requirements relating to manner of sale, notice and availability of current public information about Imagenetix. A person who is not deemed to have been an affiliate of Imagenetix at any time during the 90 days immediately preceding the sale and whose restricted shares have been fully-paid for two years since the later of the date they were acquired from us, or the date they were acquired from one of our affiliates, may sell these restricted shares under Rule 144(k) without regard to the limitations and requirements described above. Under Rule 701, shares privately issued under certain compensatory stock-based plans, such as our Stock Bonus Plan, may be resold under Rule 144 within ninety days from the date of this prospectus. Of the current outstanding shares, 141,500 were issued prior to this offering under Rule 701.

         Prior to the offering, there has been no public market for our stock. We cannot predict the effect, if any, that sales of shares under Rule 144 or the availability of shares for sale will have on the market price of our stock prevailing from time to time after the offering. We are unable to estimate the number of shares that may be sold in the public market under Rule 144, because the amount will depend on the trading volume in, and market price for, our stock and other factors. Nevertheless, sales of substantial amounts of shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our stock.

                               LEGAL MATTERS

         The legality of the securities offered hereby will be passed upon for Imagenetix by Ronald N. Vance, Attorney at Law, Salt Lake City, Utah. The firm of Krys Boyle Freedman & Sawyer, P.C. has acted as counsel for the Underwriter in this offering.

                                  EXPERTS

         Our financial statements for the year ended March 31, 1999, included in this prospectus have been examined by Pritchett, Siler & Hardy, P.C., Certified Public Accountants. The financial statements examined by the Certified Public Accountants have been included in reliance upon their audit report.

                              FINANCIAL STATEMENTS

         We have attached to this prospectus copies of our audited financial statements as of March 31, 1999, consisting of a consolidated balance sheet at March 31, 1999 and the related statements of operations, stockholders' equity and cash flows from inception on January 7, 1999, through March 31, 1999. We have also included unaudited financial statements for June 30, 1999, consisting of a balance sheet as of June 30, 1999, and the related statements of operations, stockholders' equity, and cash flows for the three months ended June 30, 1999, and from inception on January 7, 1999, through June 30, 1999.

                         IMAGENETIX, INC. AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 1999











                         PRITCHETT, SILER & HARDY, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS

                         IMAGENETIX, INC. AND SUBSIDIARY


                                    CONTENTS

                                                                                 PAGE
                                                                                 ----
               --     Independent Auditors' Report                                  1

               --     Consolidated Balance Sheet, March 31, 1999                    2

               --     Consolidated Statement of Operations, from
                         inception on January 7, 1999 through
                         March 31, 1999                                             3

               --     Consolidated Statement of Stockholders' Equity,
                         from inception on January 7, 1999 through
                         March 31, 1999                                             4

               --     Consolidated Statement of Cash Flows, from
                         inception on January 7, 1999 through
                         March 31, 1999                                             5

               --     Notes to Consolidated Financial Statements               6 - 12

                          INDEPENDENT AUDITORS' REPORT



Board of Directors
IMAGENETIX, INC. AND SUBSIDIARY
San Diego, California

We have audited the accompanying consolidated balance sheet of Imagenetix, Inc. and Subsidiary at March 31, 1999, and the related statements of operations, stockholders' equity and cash flows from inception on January 7, 1999 through March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the consolidated financial position of Imagenetix, Inc. and Subsidiary as of March 31, 1999, and the results of its operations and its cash flows for the period from inception through March 31, 1999, in conformity with generally accepted accounting principles.

/s/ Pritchett, Siler & Hardy, P.C.

May 10, 1999
Salt Lake City, Utah

                         IMAGENETIX, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

                                     ASSETS

                                                                             March 31,
                                                                                1999
                                                                         -----------------
CURRENT ASSETS:
     Cash in bank                                                        $         141,154
     Inventory                                                                       1,831
                                                                         -----------------
               Total Current Assets                                                142,985

PROPERTY AND EQUIPMENT, net                                                          6,594

OTHER ASSETS                                                                           855
                                                                         -----------------
                                                                         $         150,434
                                                                         -----------------
                                                                         -----------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts payable                                                        $       3,014
     Accrued liabilities                                                             4,629
     Notes payable - related parties                                               100,000
                                                                         -----------------
               Total Current Liabilities                                           107,643
                                                                         -----------------

STOCKHOLDERS' EQUITY:
     Preferred stock, $.001 par value,
       5,000,000 shares authorized,
       no shares issued and outstanding                                                  -
     Common stock, $.001 par value,
       50,000,000 shares authorized,
       1,800,000 shares issued and
       outstanding                                                                   1,800
     Capital in excess of par value                                                 61,142
     Accumulated deficit                                                           (20,151)
                                                                         -----------------
               Total Stockholders' Equity                                           42,791
                                                                         -----------------
                                                                         $         150,434
                                                                         -----------------
                                                                         -----------------



    The accompanying notes are an integral part of this financial statement.

                         IMAGENETIX, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                                   From Inception
                                                                    on January 7,
                                                                    1999 Through
                                                                      March 31,
                                                                       1999
                                                                 -----------------
NET SALES                                                        $          84,986

COST OF GOODS SOLD                                                          68,596
                                                                 -----------------
GROSS PROFIT                                                                16,390
                                                                 -----------------
EXPENSES:
     Selling expense                                                        20,023
     General and administrative                                             16,463
                                                                 -----------------
               Total Expenses                                               36,486
                                                                 -----------------
LOSS FROM OPERATIONS                                                       (20,096)

OTHER INCOME (EXPENSE):
     Interest expense - related party                                          (55)
                                                                 -----------------
LOSS BEFORE INCOME TAXES                                                   (20,151)

CURRENT TAX EXPENSE                                                              -

DEFERRED TAX EXPENSE                                                             -
                                                                 -----------------
NET LOSS                                                         $         (20,151)
                                                                 -----------------
                                                                 -----------------

LOSS PER COMMON SHARE                                            $            (.01)
                                                                 -----------------
                                                                 -----------------




    The accompanying notes are an integral part of this financial statement.

                         IMAGENETIX, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                  FROM THE DATE OF INCEPTION ON JANUARY 7, 1999

                             THROUGH MARCH 31, 1999


                                      Preferred Stock               Common Stock          Capital in
                                  ------------------------    ------------------------     Excess of     Accumulated
                                    Shares        Amount        Shares        Amount       Par Value       Deficit
                                  ----------    ----------    -----------    ---------   -----------    ------------
BALANCE, January 7, 1999                   -    $        -             -     $       -   $         -    $          -

Issuance of 1,300,000 shares of
  common stock for cash
  January, 1999 at $.052,
  net of $5,000 stock offering
  costs                                    -             -      1,300,000        1,300        61,642               -

Effect of recapitalization of
  subsidiary, March, 1999                  -             -        500,000          500          (500)              -

Net loss for the period
  ended March 31, 1999                     -             -              -            -             -         (20,151)
                                  ----------    ----------    -----------    ---------   -----------    ------------
BALANCE, March 31, 1999                    -    $        -      1,800,000    $   1,800   $    61,142    $    (20,151)
                                  ----------    ----------    -----------    ---------   -----------    ------------
                                  ----------    ----------    -----------    ---------   -----------    ------------







    The accompanying notes are an integral part of this financial statement.

                         IMAGENETIX, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                                                  From Inception
                                                                                                   on January 7,
                                                                                                   1999 Through
                                                                                                     March 31,
                                                                                                        1999
                                                                                                 -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                                                    $         (20,151)
     Adjustments to reconcile net loss to
       net cash used by operating activities:
        Depreciation expense                                                                                   138
        Changes in assets and liabilities:
           (Increase) in inventory                                                                          (1,831)
           (Increase) in other assets                                                                         (855)
           Increase in accounts payable                                                                      3,014
           Increase in accrued liabilities                                                                   4,629
                                                                                                 -----------------
               Net Cash (Used) by Operating Activities                                                     (15,056)
                                                                                                 -----------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Acquisition of office equipment                                                                        (6,732)
                                                                                                 -----------------
               Net Cash (Used) by Investing Activities                                                      (6,732)
                                                                                                 -----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from common stock issuance                                                                    67,942
     Proceeds from notes payable - related party                                                           100,000
     Payments for stock offering costs                                                                      (5,000)
                                                                                                 -----------------
               Net Cash Provided by Financing Activities                                                   162,942
                                                                                                 -----------------
NET INCREASE IN CASH                                                                                       141,154

CASH AT BEGINNING OF PERIOD                                                                                      -
                                                                                                 -----------------
CASH AT END OF PERIOD                                                                            $         141,154
                                                                                                 -----------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
     Cash paid during the period for:
       Interest                                                                                  $               -
       Income taxes                                                                              $               -

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
     For the Period Ended March 31, 1999
         During March, 1999 the Company effected a recapitalization wherein
         Parent issued 1,300,000 shares of common stock to acquire all the outstanding stock of Subsidiary. Parent had 500,000 shares of common stock outstanding at the time of the recapitalization.




    The accompanying notes are an integral part of this financial statement.

                         IMAGENETIX, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION - The accompanying consolidated financial statements represent the accounts of Imagenetix, Inc. ["Parent"] organized under the laws of the State of Colorado on July 26, 1996 (formerly Internet International Business Management, Inc.) and Imagenetix ["Subsidiary"] organized under the laws of the State of California on January 7, 1999, ["The Company"]. The Company is engaged in the business of setting up alliances between various people and companies in order to market and distribute health care products. For the past few months, the Company has been selecting suppliers, finding customers, developing its own method of business operations, and many other activities necessary to form a viable business.

     On March 23, 1999, Parent completed an exchange agreement with Subsidiary wherein Parent issued 1,300,000 shares of its common stock in exchange for all of the outstanding common stock of the Subsidiary. The Acquisition was accounted for as a recapitalization of the Subsidiary as the shareholders of the Subsidiary controlled the combined Company after the acquisition. There was no adjustment to the carrying values of the assets or liabilities of the Parent or Subsidiary as a result of the recapitalization [SEE NOTE 6].

     The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

     CONSOLIDATION - All significant intercompany transactions between the Parent and Subsidiary have been eliminated in consolidations.

     CASH AND CASH EQUIVALENTS - For purposes of the financial statements, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

     ORGANIZATION COSTS - Costs of approximately $2,000 which were incurred to organize the Company have been expensed.

     PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized, upon being placed in service. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed for financial statement purposes using the straight-line method over the estimated useful lives of the assets.

     INVENTORY - Inventory is carried at the lower of cost or market method of valuation.

     LOSS PER SHARE - The computation of loss per share is based on the weighted average number of shares outstanding during the period presented in accordance with Statement of Financial Accounting Standards ["SFAS"] No. 128, "Earnings Per Share" [SEE NOTE 9].

                         IMAGENETIX, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

     ADVERTISING COSTS - Costs incurred in connection with advertising and promotion of the Company's products are expensed as incurred. Such costs amounted to approximately $13,000 for the period ended March 31, 1999.

     ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

     RECENTLY ENACTED ACCOUNTING STANDARDS - SFAS No. 130, "Reporting Comprehensive Income", SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", SFAS No. 132, "Employer's Disclosure about Pensions and Other Postretirement Benefits", SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 134, "Accounting for Mortgage-Backed Securities..." were recently issued. SFAS No. 130, 131, 132, 133 and 134 have no current applicability to the Company or their effect on the financial statements would not have been significant.

NOTE 2 - INVENTORIES

     Inventory is carried at the lower of cost or market value.

     Inventory consists of the following:

                                                                            March 31,
                                                                              1999
                                                                            ---------
                   Raw Materials                                                1,831
                                                                            ---------
                                                                                1,831
                                                                            ---------

NOTE 3 - PROPERTY AND EQUIPMENT

     The following is a summary of equipment, at cost, less accumulated depreciation:

                                                                            March 31,
                                                                              1999
                                                                          -----------
              Office Equipment                                            $     6,732
              Less accumulated depreciation                                      (138)
                                                                          -----------
                                                                          $     6,594
                                                                          -----------
                                                                          -----------

     Depreciation expense for the period ended March 31, 1999 was $138.

                         IMAGENETIX, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - CONVERTIBLE NOTES PAYABLE - RELATED PARTY

     At March 31, 1999 the Company had two convertible notes payable outstanding in the amount of $50,000 each to individuals who are officers or shareholders of the Company or to entities related to officers or shareholders of the Company. The notes bear interest at 10% per annum. The notes are due upon the receipt of proceeds from a proposed public stock offering [SEE NOTE 11] or on March 29, 2000 whichever is earlier. As of March 31, 1999, the Company has accrued $55 in interest expense on the notes. The notes and any unpaid interest thereon are convertible into common stock of the Company at $3.00 per share. The Company also issued 100,000 "A" warrants and 100,000 "B" warrants to the holders of the notes payable [SEE NOTE 6]. The "A" warrants allow the holder to acquire one share of common stock per warrant at $3 per share. The "B" warrants allow the holder to acquire one share of common stock per warrant at $3.05 per share. The Notes were issued as part of a funding agreement [SEE NOTE 10].

NOTE 5 - CONCENTRATION OF CREDIT RISK

     For the period ended March 31, 1999, all the Company's sales were from one significant customer. Further, the Company maintains all its cash balances in one bank. At March 31, 1999 the Company had cash balances in excess of federally insured amounts of approximately $41,000.

NOTE 6 - CAPITAL STOCK AND RECAPITALIZATION

     EFFECT OF RECAPITALIZATION OF SUBSIDIARY - During January, 1999, in connection with its organization, the Subsidiary issued 1,300,000 shares of its previously authorized, but unissued common stock. Total proceeds from the sale of stock amounted to $67,942 (or $.052 per share). During March, 1999, in connection with its Exchange Agreement with the Subsidiary, the Parent issued 1,300,000 shares of its previously authorized, but unissued common stock in exchange for previously issued Subsidiary stock. The operations of Parent are included only from the date of recapitalization. Accordingly, the previous operations and retained deficits of Parent prior to the date of recapitalization have been eliminated. In connection with the recapitalization, Parent effected a forward stock split on the basis of 100 shares issued for each 1 share previously outstanding. The former shareholders of Parent retained 500,000 shares of common stock immediately after the exchange of stock.

     PREFERRED STOCK - The Company has authorized 5,000,000 shares of preferred stock, $.001 par value, with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors. No shares are issued and outstanding at March 31, 1999.

     WARRANTS - The Company issued 100,000 "A" warrants and 100,000 "B" warrants to the holders of convertible notes payable [SEE NOTE 4]. The "A" warrants allow the holder to acquire one share of common stock per warrant at $3 per share. The "B" warrants allow the holder to acquire one share of common stock per warrant at $3.05 per share. The warrants are exercisable for a period of five years from the filing of the proposed registration statement or through December 31, 2005 if a registration statement is not filed by December 31, 1999.

                         IMAGENETIX, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - CAPITAL STOCK AND RECAPITALIZATION [CONTINUED]

     The financial statements of Parent prior to the recapitalization of the Company have not been included because the Parent's operations have been eliminated in the recapitalization. However the following information summarizes the Stockholders' equity of the Parent prior to the recapitalization of subsidiary:

                                IMAGENETIX, INC.
            (Formerly Internet International Business Management, Inc.)
                          [A DEVELOPMENT STAGE COMPANY]
                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
       FROM THE DATE OF INCEPTION ON JULY 26, 1996 THROUGH MARCH 23, 1999

                                                                                                          Deficit
                                                                                                         Accumulated
                                      Preferred Stock               Common Stock          Capital in     During the
                                  ------------------------     -----------------------    Excess of      Development
                                    Shares        Amount           Shares     Amount      Par Value         Stage
                                  ----------     ---------     ------------ ----------   -----------    ------------
BALANCE, July 26, 1996                     -    $        -                -  $       -   $         -    $          -

Issuance of 5,000 shares of
  common stock for cash,
  July, 1996 at $.01
  per share                                -             -            5,000          5            45               -

Net loss for the period
  ended December 31, 1996                  -             -                -          -             -              (4)
                                  ----------     ---------     ------------ ----------   -----------    ------------
BALANCE, December 31, 1996                 -             -            5,000          5            45              (4)

Net loss for the period
  ended December 31, 1997                  -             -                -          -             -             (10)
                                  ----------     ---------     ------------ ----------   -----------    ------------
BALANCE, December 31, 1997                 -             -            5,000          5            45             (14)

Net loss for the period
  ended December 31, 1998                  -             -                -          -             -             (10)
                                  ----------     ---------     ------------ ----------   -----------    ------------
BALANCE, December 31, 1998                 -             -            5,000          5            45             (24)

Capital contribution, March, 1999          -             -                -          -         5,000               -

100 for 1 forward stock split
  March, 1999                              -             -          495,000        495          (495)              -

Net loss for the period
  ended March 23, 1999                     -             -                -          -             -          (5,026)
                                  ----------     ---------     ------------ ----------   -----------    ------------
BALANCE, March 23, 1999                    -     $       -          500,000 $      500   $     4,550    $     (5,050)
                                  ----------     ---------     ------------ ----------   -----------    ------------

                         IMAGENETIX, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - OPERATING LEASE

     The Subsidiary entered into a month to month operating lease for office space beginning March 22, 1999. The monthly rent is $1,710 per month. Rent expense for the period ended March 31, 1999 totaled $570. A security deposit of $855 was recorded in other assets at March 31, 1999.

NOTE 8 - INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". SFAS 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. At March 31, 1999, the Company has available unused operating loss carryforwards of approximately $20,000, which may be applied against future taxable income and which expire in 2019.

     The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The net deferred tax asset is approximately $6,800 as of March 31, 1999, with an offsetting valuation allowance of the same amount.

NOTE 9 - LOSS PER SHARE

     The following data show the amounts used in computing loss per share and the effect on income and the weighted average number of shares of dilutive potential common stock for the period presented:

                                                                                From Inception
                                                                                 on January 7,
                                                                                 1999 Through
                                                                                   March 31,
                                                                                     1999
                                                                                ----------------
       Loss from continuing operations available
         to common shareholders (Numerator)                                     $        (20,151)
                                                                                ----------------
       Weighted average number of common
         shares outstanding used in loss per
         share during the period (Denominator)                                         1,800,000
                                                                                ----------------

     Dilutive earnings (loss) per share was not presented, as its effect is anti-dilutive.

     At March 31, 1999, the Company had warrants outstanding to purchase 200,000 shares of common stock at prices of $3.00 and $3.05 per share that were not included in the computation of diluted loss per share because their effect was anti-dilutive.

                         IMAGENETIX, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 - FUNDING AGREEMENT

     In connection with the recapitalization of the Company [SEE NOTE 6], a funding agreement was negotiated wherein the shareholders and officers of Parent (prior to the recapitalization) would provide $300,000 of funding for the combined company. The first $100,000 under this agreement was received on March 29, 1999 [SEE NOTE 4]. The remaining $200,000 is expected to be received prior to the commencement of sale of stock under the proposed public offering [SEE NOTE 11]. The funding agreement also provided for 300,000 "A" warrants and 300,000 "B" warrants to be issued. All warrants issued are subject to "Piggy-Back" registration rights should the Company file a registration statement.


NOTE 11 - SUBSEQUENT EVENTS

     CAPITAL LEASE - Subsequent to the period ended March 31, 1999, the Company entered into a capital lease to purchase computer equipment for approximately $10,330. The lease calls for monthly payments of $369 and expires in April 2002.

     PROPOSED PUBLIC OFFERING OF COMMON STOCK - The Company plans to file a registration statement with the United States Securities and Exchange Commission on Form SB-1 under the Securities Act of 1933. The Company proposes to sell 333,334 common shares at a price of $3 per share, which price has been arbitrarily determined by the Company. The shares will be offered and sold by an underwriter, who will receive 10% of the offering price of each share sold. The underwriter will also receive a 3% non-accountable allowance for offering expenses. Other direct offering expenses are expected to approximate $50,000. Underwriter warrants and sales over-allotments are also provided for in the proposed offering. The Company has not incurred any stock offering costs as of March 31, 1999, but any such costs will be netted against the proceeds of the proposed public offering. In accordance with the terms of a funding agreement [SEE NOTE 10], the Company will also register the shares of common stock related to 300,000 Class "A" and 300,000 Class "B" warrants. The Class "A" warrants allow the holder to purchase shares of common stock at $3 per share. The Class "B" warrants allow the holder to purchase shares of common stock at $3.05 per share.

     RELATED PARTY LOANS - During May, 1999 and July, 1999, officers, shareholders or individuals related to them loaned the Company $100,000 and $165,000, respectively. The loans provide for interest at 10% per annum and are due one year from the date each respective loan was made.

     CONVERTIBLE NOTES PAYABLE - As of March 31, 1999, the Company had not yet received $200,000 of loan proceeds expected under the terms of the funding agreement [See Note 10]. However, the Company expects to receive these proceeds prior to the sale of common stock in the proposed public stock offering.

     STOCK BONUS PLAN - Subsequent to March 31, 1999, the Board of Directors of the Company adopted a stock bonus plan. The plan provides for the granting of awards of up to 211,500 shares of common stock to officers, directors, consultants and employees. Awards under the plan will be granted as determined by the board of directors. At present, 166,500 shares have been granted under the plan. An officer and majority shareholder has agreed to return and cancel 241,500 shares of common stock so that the common shares issued through the stock bonus plan will not further dilute the public shareholders of the company.

                         IMAGENETIX, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - SUBSEQUENT EVENTS - CONTINUED

     ALLIANCE AGREEMENT - Subsequent to March 31, 1999, the Company entered into an Alliance Agreement with an individual who has developed nutritional and skin care products and innovations. The Company will pay the developer a 10% commission based on sales of the developer's products or innovations. The developer has been appointed as a member of the board of directors of the Company. The agreement provides for a ten year term but the agreement will terminate when the developer becomes a full time employee of the Company. The Company anticipates entering into an employment agreement with the developer upon successful completion of its proposed public stock offering.

                         IMAGENETIX, INC. AND SUBSIDIARY

                      UNAUDITED CONSOLIDATED BALANCE SHEET

                                     ASSETS

                                                                                             June 30,
                                                                                               1999
                                                                                        -----------------
CURRENT ASSETS:
     Cash in bank                                                                       $          26,374
     Accounts receivable                                                                           34,962
     Inventory 312,601
     Prepaid assets                                                                                30,000
                                                                                        -----------------
               Total Current Assets                                                               403,937
                                                                                        -----------------
PROPERTY AND EQUIPMENT, net                                                                        33,498
                                                                                        -----------------
OTHER ASSETS:
     Refundable deposits                                                                              855
     Trademark, net                                                                                 1,015
                                                                                        -----------------
               Total Other Assets                                                                   1,870
                                                                                        -----------------
                                                                                        $         439,305
                                                                                        -----------------
                                                                                        -----------------

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
     Accounts payable                                                                   $         198,410
     Accrued liabilities                                                                           12,016
     Customer deposits                                                                             12,000
     Notes payable - related parties                                                              200,000
     Current portion of capital lease obligation                                                    5,311
                                                                                        -----------------
               Total Current Liabilities                                                          427,737

CAPITAL LEASE OBLIGATION, less current portion                                                     15,347
                                                                                        -----------------
               Total Liabilities                                                                  443,084
                                                                                        -----------------
STOCKHOLDERS' EQUITY (DEFICIT):
     Preferred stock, $.001 par value,
       5,000,000 shares authorized,
       no shares issued and outstanding                                                                 -
     Common stock, $.001 par value,
       50,000,000 shares authorized,
       1,725,000 shares issued and
       outstanding                                                                                  1,725
     Capital in excess of par value                                                                61,384
     Accumulated deficit                                                                          (66,888)
                                                                                        -----------------
               Total Stockholders' Equity (Deficit)                                                (3,779)
                                                                                        -----------------
                                                                                        $         439,305
                                                                                        -----------------
                                                                                        -----------------


    The accompanying notes are an integral part of this financial statement.

                         IMAGENETIX, INC. AND SUBSIDIARY


                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                  From Inception
                                                                            For the Three           on January 7,
                                                                           Months Ended            1999 Through
                                                                             June 30,                June 30,
                                                                               1999                    1999
                                                                         ----------------       ------------------
NET SALES                                                                      $  105,462              $   190,448

COST OF GOODS SOLD                                                                 45,488                  114,084
                                                                         ----------------       ------------------
GROSS PROFIT                                                                       59,974                   76,364
                                                                         ----------------       ------------------
EXPENSES:
     Selling expense                                                               18,997                   39,020
     General and administrative                                                    84,101                  100,564
                                                                         ----------------       ------------------
           Total Expenses                                                         103,098                  139,584
                                                                         ----------------       ------------------
LOSS FROM OPERATIONS                                                              (43,124)                 (63,220)
                                                                         ----------------       ------------------
OTHER INCOME (EXPENSE):
     Interest expense - related party                                              (3,479)                  (3,534)
     Interest expense                                                                (433)                    (433)
     Other Income                                                                     299                      299
                                                                         ----------------       ------------------
           Total Other Income (Expense)                                            (3,613)                  (3,668)
                                                                         ----------------       ------------------
LOSS BEFORE INCOME TAXES                                                          (46,737)                 (66,888)

CURRENT TAX EXPENSE                                                                     -                        -

DEFERRED TAX EXPENSE                                                                    -                        -
                                                                         ----------------       ------------------
NET LOSS                                                                 $        (46,737)      $          (66,888)
                                                                         ----------------       ------------------
                                                                         ----------------       ------------------

LOSS PER COMMON SHARE                                                    $           (.03)      $             (.04)
                                                                         ----------------       ------------------
                                                                         ----------------       ------------------



   The accompanying notes are an integral part of these financial statements.

                         IMAGENETIX, INC. AND SUBSIDIARY

            UNAUDITED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                  FROM THE DATE OF INCEPTION ON JANUARY 7, 1999

                              THROUGH JUNE 30, 1999


                                      Preferred Stock               Common Stock          Capital in
                                  ------------------------    ------------------------     Excess of     Accumulated
                                    Shares        Amount        Shares        Amount       Par Value       Deficit
                                  ----------    ----------    -----------    ---------   -----------    ------------
BALANCE, January 7, 1999                   -    $        -             -     $       -   $         -    $          -

Issuance of 1,300,000 shares of
 common stock for cash,
 January, 1999 at $.052,
 net of $5,000 stock offering
 costs                                     -             -      1,300,000        1,300        61,642               -

Effect of recapitalization of
  subsidiary, March, 1999                  -             -        500,000          500          (500)              -

Net loss for the period
  ended March 31, 1999                     -             -              -            -             -         (20,151)

                                  ----------    ----------    -----------    ---------   -----------    ------------
BALANCE, March 31, 1999                    -             -      1,800,000        1,800        61,142         (20,151)

Issuance of 166,500 shares
  of common stock for services
  rendered, June, 1999 at
  $.001 per share                          -             -        166,500          167             -               -

Cancellation of 241,500 shares
  of common stock, June, 1999
  at $.001 per share                       -             -       (241,500)        (242)          242               -

Net loss for the period
  ended June 30, 1999                      -             -              -            -             -         (46,737)


                                  ----------    ----------    -----------    ---------   -----------    ------------
BALANCE, June 30, 1999                     -    $        -      1,725,000    $   1,725   $    61,384    $    (66,888)
                                  ----------    ----------    -----------    ---------   -----------    ------------
                                  ----------    ----------    -----------    ---------   -----------    ------------





    The accompanying notes are an integral part of this financial statement.

                         IMAGENETIX, INC. AND SUBSIDIARY

                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                                                   From Inception
                                                                              For the Three         on January 7,
                                                                              Months Ended          1999 Through
                                                                                June 30,              June 30,
                                                                                  1999                  1999
                                                                             ---------------      ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                                $       (46,737)     $        (66,888)
     Adjustments to reconcile net loss to
       net cash used by operating activities:
        Non-cash expense                                                                 167                   167
        Depreciation expense                                                           1,477                 1,614
        Changes in assets and liabilities:
           (Increase) in accounts receivable                                         (34,962)              (34,962)
           (Increase) in inventory                                                  (310,770)             (312,601)
           (Increase) in prepaid assets                                              (30,000)              (30,000)
           (Increase) in other assets                                                 (1,015)               (1,870)
           Increase in accounts payable                                              195,396               198,410
           Increase in accrued liabilities                                             7,386                12,016
           Increase in customer deposits                                              12,000                12,000
                                                                             ---------------      ----------------
               Net Cash (Used) by Operating Activities                              (207,058)             (222,114)
                                                                             ---------------      ----------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Acquisition of office equipment                                                  (7,039)              (13,771)
                                                                             ---------------      ----------------
               Net Cash (Used) by Investing Activities                                (7,039)              (13,771)
                                                                             ---------------      ----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from common stock issuance                                                   -                67,942
     Proceeds from notes payable - related party                                     100,000               200,000
     Payments for stock offering costs                                                     -                (5,000)
     Payments for capital leases                                                        (683)                 (683)
                                                                             ---------------      ----------------
               Net Cash Provided by Financing Activities                              99,317               262,259
                                                                             ---------------      ----------------
NET INCREASE (DECREASE) IN CASH                                                     (114,780)               26,374

CASH AT BEGINNING OF PERIOD                                                          141,154                     -
                                                                             ---------------      ----------------
CASH AT END OF PERIOD                                                        $        26,374      $         26,374
                                                                             ---------------      ----------------


                                   [CONTINUED]

                         IMAGENETIX, INC. AND SUBSIDIARY

            UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS [CONTINUED]

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS


                                                                                           From Inception
                                                                         For the Three      on January 7,
                                                                          Months Ended      1999 Through
                                                                            June 30,          June 30,
                                                                              1999              1999
                                                                          ------------      ------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

     Cash paid during the period for:
       Interest                                                           $       433      $        433
       Income taxes                                                       $         -      $          -


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

     For the Period Ended June 30, 1999
         The Company entered into various capital leases for equipment valued at $21,341.

         The Company issued 166,500 shares of common stock for services rendered. The shares were valued at $.001 per share.
















   The accompanying notes are an integral part of these financial statements.

                         IMAGENETIX, INC. AND SUBSIDIARY

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION - The accompanying consolidated financial statements represent the accounts of Imagenetix, Inc. ["Parent"] organized under the laws of the State of Colorado on July 26, 1996 (formerly Internet International Business Management, Inc.) and Imagenetix ["Subsidiary"] organized under the laws of the State of California on January 7, 1999, ["The Company"]. The Company is engaged in the business of setting up alliances between various people and companies in order to market and distribute health care products. For the past few months, the Company has been selecting suppliers, finding customers, developing its own method of business operations, and many other activities necessary to form a viable business.

     On March 23, 1999, Parent completed an exchange agreement with Subsidiary wherein Parent issued 1,300,000 shares of its common stock in exchange for all of the outstanding common stock of the Subsidiary. The Acquisition was accounted for as a recapitalization of the Subsidiary as the shareholders of the Subsidiary controlled the combined Company after the acquisition. There was no adjustment to the carrying values of the assets or liabilities of the Parent or Subsidiary as a result of the recapitalization [SEE NOTE 5].

     The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

     INTERIM FINANCIAL STATEMENTS - The accompanying interim financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at June 30, 1999 and for all the periods presented have been made. The results of operations for the periods ended June 30, 1999 are not necessarily indicative of the operating results for the full year.

     CONSOLIDATION - All significant intercompany transactions between the Parent and Subsidiary have been eliminated in consolidations.

     CASH AND CASH EQUIVALENTS - For purposes of the financial statements, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

     ORGANIZATION COSTS - Costs of approximately $2,000 which were incurred to organize the Company have been expensed.

     PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized, upon being placed in service. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed for financial statement purposes using the straight-line method over the estimated useful lives of the assets.

     INVENTORY - Inventory is carried at the lower of cost or market method of valuation.

                         IMAGENETIX, INC. AND SUBSIDIARY

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

     LOSS PER SHARE - The computation of loss per share is based on the weighted average number of shares outstanding during the period presented in accordance with Statement of Financial Accounting Standards ["SFAS"] No. 128, "Earnings Per Share" [SEE NOTE 8].

     ADVERTISING COSTS - Costs incurred in connection with advertising and promotion of the Company's products are expensed as incurred. Such costs amounted to approximately $39,020 for the period ended June 30, 1999.

     ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

     RECENTLY ENACTED ACCOUNTING STANDARDS - SFAS No. 130, "Reporting Comprehensive Income", SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", SFAS No. 132, "Employer's Disclosure about Pensions and Other Postretirement Benefits", SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 134, "Accounting for Mortgage-Backed Securities..." were recently issued. SFAS No. 130, 131, 132, 133 and 134 have no current applicability to the Company or their effect on the financial statements would not have been significant.

NOTE 2 - INVENTORIES

     Inventory is carried at the lower of cost or market value and consists of the following:

                                                                            June 30,
                                                                              1999
                                                                            ---------
                   Raw Materials                                              312,601
                                                                            ---------
                                                                              312,601
                                                                            ---------

NOTE 3 - PROPERTY AND EQUIPMENT

     The following is a summary of equipment, at cost, less accumulated depreciation:

                                                                            June 30,
                                                                              1999
                                                                          -----------
              Office Equipment                                            $    35,112
              Less accumulated depreciation                                     1,614
                                                                          -----------
                                                                          $    33,498
                                                                          -----------

     Depreciation expense for the three months ended June 30, 1999 was $1,477.

                         IMAGENETIX, INC. AND SUBSIDIARY

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - NOTES PAYABLE - RELATED PARTY

     During the period ended June 30, 1999 the President of the Company loaned the Company $100,000. The loan is due on May 25, 2000, is unsecured, and has an interest rate of 10%. Accrued interest as of June 30, 1999 was $986.

     At June 30, 1999 the Company had two convertible notes payable outstanding in the amount of $50,000 each to individuals who are shareholders of the Company or to entities related to shareholders of the Company. The notes bear interest at 10% per annum. The notes are due upon the receipt of proceeds from a proposed public stock offering [SEE NOTE 11] or on March 29, 2000 whichever is earlier. As of June 30, 1999, the Company has accrued $5,115 in interest expense on the notes. The notes and any unpaid interest thereon are convertible into common stock of the Company at $3.00 per share. The Company also issued 100,000 "A" warrants and 100,000 "B" warrants to the holders of the notes payable [SEE NOTE 5]. The "A" warrants allow the holder to acquire one share of common stock per warrant at $3 per share. The "B" warrants allow the holder to acquire one share of common stock per warrant at $3.05 per share. The convertible notes were issued as part of a funding agreement [SEE NOTE 10].

NOTE 5 - CAPITAL STOCK AND RECAPITALIZATION

     STOCK BONUS PLAN - During June, 1999, the Board of Directors of the Company adopted a stock bonus plan. The plan provides for the granting of awards of up to 211,500 shares of common stock to officers, directors, consultants and employees. Awards under the plan will be granted as determined by the board of directors. An officer and majority shareholder has agreed to return and cancel 241,500 shares of common stock so that the common shares issued through the stock bonus plan will not further dilute the public shareholders of the company. During June, 1999,166,500 shares valued at $.001 per share were issued under the plan to certain employees, consultants and directors.

     PREFERRED STOCK - The Company has authorized 5,000,000 shares of preferred stock, $.001 par value, with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors. No shares are issued and outstanding at June 30, 1999.

     WARRANTS - The Company issued 100,000 "A" warrants and 100,000 "B" warrants to the holders of convertible notes payable [SEE NOTE 4]. The "A" warrants allow the holder to acquire one share of common stock per warrant at $3 per share. The "B" warrants allow the holder to acquire one share of common stock per warrant at $3.05 per share. The warrants are exercisable for a period of five years from the filing of the proposed registration statement or through December 31, 2005 if a registration statement is not filed by December 31, 1999.

     EFFECT OF RECAPITALIZATION OF SUBSIDIARY - During January, 1999, in connection with its organization, the Subsidiary issued 1,300,000 shares of its previously authorized, but unissued common stock. Total proceeds from the sale of stock amounted to $67,942 (or $.052 per share). During March, 1999, in connection with its Exchange Agreement with the Subsidiary, the Parent issued 1,300,000 shares of its previously authorized, but unissued common stock in exchange for previously issued Subsidiary stock. The operations of Parent are included only from the date of recapitalization. Accordingly, the previous operations and

                         IMAGENETIX, INC. AND SUBSIDIARY

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - CAPITAL STOCK AND RECAPITALIZATION [CONTINUED]

     retained deficits of Parent prior to the date of recapitalization have been eliminated. In connection with the recapitalization, Parent effected a forward stock split on the basis of 100 shares issued for each 1 share previously outstanding. The former shareholders of Parent retained 500,000 shares of common stock immediately after the exchange of stock.

     The financial statements of Parent prior to the recapitalization of the Company have not been included because the Parent's operations have been eliminated in the recapitalization. However the following information summarizes the Stockholders' equity of the Parent prior to the recapitalization of subsidiary:

                                IMAGENETIX, INC.
           (Formerly Internet International Business Management, Inc.)
                          [A DEVELOPMENT STAGE COMPANY]
                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
       FROM THE DATE OF INCEPTION ON JULY 26, 1996 THROUGH MARCH 23, 1999

                                                                                                          Deficit
                                                                                                        Accumulated
                                      Preferred Stock               Common Stock          Capital in    During the
                                  ------------------------     -----------------------     Excess of    Development
                                    Shares        Amount           Shares     Amount       Par Value       Stage
                                  ----------    ----------     ------------ ----------   -----------    ------------
BALANCE, July 26, 1996                     -    $        -                - $        -   $         -    $          -

Issuance of 5,000 shares
  of common stock for cash,
  July, 1996 at $.01
  per share                                -             -            5,000          5            45               -

Net loss for the period
  ended December 31, 1996                  -             -                -          -             -              (4)
                                  ----------    ----------     ------------ ----------   -----------    ------------
BALANCE, December 31, 1996                 -             -            5,000          5            45              (4)

Net loss for the period
  ended December 31, 1997                  -             -                -          -             -             (10)
                                  ----------    ----------     ------------ ----------   -----------    ------------
BALANCE, December 31, 1997                 -             -            5,000          5            45             (14)

Net loss for the period
  ended December 31, 1998                  -             -                -          -             -             (10)
                                  ----------    ----------     ------------ ----------   -----------    ------------
BALANCE, December 31, 1998                 -             -            5,000          5            45             (24)

Capital contribution, March, 1999          -             -                -          -         5,000               -

100 for 1 forward stock split
  March, 1999                              -             -          495,000        495          (495)              -

Net loss for the period
  ended March 23, 1999                     -             -                -          -             -          (5,026)
                                  ----------    ----------     ------------ ----------   -----------    ------------
BALANCE, March 23, 1999                    -    $        -          500,000 $      500   $     4,550    $     (5,050)
                                  ----------    ----------     ------------ ----------   -----------    ------------

                         IMAGENETIX, INC. AND SUBSIDIARY

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - LEASES

     OPERATING LEASE - The Subsidiary entered into a month to month operating lease for office space beginning March 22, 1999. The monthly rent is $1,710 per month. Rent expense for the period from January 7, 1999 through June 30, 1999 totaled $5,380. As of June 30, 1999, a security deposit of $855 was included in other assets.

     CAPITAL LEASES - During the second quarter of 1999 the Company entered into three capital leases for office equipment valued at $21,341. The assets and liabilities under the capital leases were recorded at the lower of the present value of the minimum lease payments or the fair value of the assets at the time of purchase. The assets are amortized over their related lease terms. Amortization expense of $1,008, for the assets under the capital leases, has been included in depreciation expense for the period ended June 30, 1999.

     Total future minimum lease payments, executory costs and current portion of capital lease obligations are as follows:

     Future minimum lease payments for the years ended December 31,

                        Year ending December 31,                                          Lease Payments
                        ------------------------                                        -----------------
                                  1999                                                  $           4,030
                                  2000                                                              8,060
                                  2001                                                              7,378
                                  2002                                                              5,164
                                  2003                                                              2,268
                               Thereafter                                                           1,134
                                                                                        -----------------
         Total future minimum lease payments                                            $          28,034
         Less:  amounts representing interest and executory costs                                  (7,376)
                                                                                        -----------------
         Present value of the future minimum lease payments                                        20,658
         Less:  current portion                                                                    (5,311)
                                                                                        -----------------
         Capital lease obligations - long-term                                          $          15,347
                                                                                        -----------------

NOTE 7 - INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". SFAS 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. At June 30, 1999, the Company has available unused operating loss carryforwards of approximately $66,900, which may be applied against future taxable income and which expire in 2019.

                         IMAGENETIX, INC. AND SUBSIDIARY

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - INCOME TAXES [CONTINUED]

     The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The net deferred tax asset is approximately $22,700 as of June 30, 1999, with an offsetting valuation allowance of the same amount.

NOTE 8 - LOSS PER SHARE

     The following data show the amounts used in computing loss per share and the effect on income and the weighted average number of shares of dilutive potential common stock for the period presented:

                                                                                                   From Inception
                                                                              For the Three         on January 7,
                                                                              Months Ended          1999 Through
                                                                                June 30,              June 30,
                                                                                  1999                  1999
                                                                             ---------------      ----------------
       Loss from continuing operations available
         to common shareholders (Numerator)                                  $       (46,737)     $        (66,888)
                                                                             ---------------      ----------------
       Weighted average number of common
         shares outstanding used in loss per
         share during the period (Denominator)                                     1,799,176             1,799,569
                                                                             ---------------      ----------------

     Dilutive loss per share was not presented, as its effect is anti-dilutive.

     At June 30, 1999, the Company had warrants outstanding to purchase 200,000 shares of common stock at prices of $3.00 and $3.05 per share that were not included in the computation of diluted loss per share because their effect was anti-dilutive.

NOTE 9 - CONCENTRATION OF CREDIT RISK

     For the periods ended June 30, 1999, all the Company's sales were from one significant customer.

                         IMAGENETIX, INC. AND SUBSIDIARY

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 - COMMITMENTS AND AGREEMENTS

     FUNDING AGREEMENT - In connection with the recapitalization of the Company [SEE NOTE 5], a funding agreement was negotiated wherein the shareholders and officers of Parent (prior to the recapitalization) would provide $300,000 of funding for the combined company. The first $100,000 under this agreement was received on March 29, 1999 [SEE NOTE 4]. The remaining $200,000 is expected to be received prior to the commencement of sale of stock under the proposed public offering [SEE NOTE 11]. The funding agreement also provided for 300,000 "A" warrants and 300,000 "B" warrants to be issued. All warrants issued are subject to "Piggy-Back" registration rights should the Company file a registration statement.

     ALLIANCE AGREEMENT - During June, 1999, the Company entered into an Alliance Agreement with an individual who has developed nutritional and skin care products and innovations. The Company will pay the developer a 10% commission based on sales of the developer's products or innovations. The developer has been appointed as a member of the board of directors of the Company. The agreement provides for a ten year term but the agreement will terminate when the developer becomes a full time employee of the Company. The Company anticipates entering into an employment agreement with the developer upon successful completion of its proposed public stock offering.


NOTE 11 - SUBSEQUENT EVENTS

     PROPOSED PUBLIC OFFERING OF COMMON STOCK - The Company plans to file a registration statement with the United States Securities and Exchange Commission on Form SB-1 under the Securities Act of 1933. The Company proposes to sell 333,334 common shares at a price of $3 per share, which price has been arbitrarily determined by the Company. The shares will be offered and sold by an underwriter, who will receive 10% of the offering price of each share sold. The underwriter will also receive a 3% non-accountable allowance for offering expenses. Other direct offering expenses are expected to approximate $50,000. Underwriter warrants and sales over-allotments are also provided for in the proposed offering. The Company has not incurred any stock offering costs as of June 30, 1999, but any such costs will be netted against the proceeds of the proposed public offering. In accordance with the terms of a funding agreement [SEE NOTE 10], the Company will also register the shares of common stock related to 300,000 Class "A" and 300,000 Class "B" warrants. The Class "A" warrants allow the holder to purchase shares of common stock at $3 per share. The Class "B" warrants allow the holder to purchase shares of common stock at $3.05 per share.

     RELATED PARTY LOAN - During July, 1999, officers, shareholders or individuals related to them loaned the Company $165,000. The loans provide for interest at 10% per annum and are due one year from the date the loans were made.

     CONVERTIBLE NOTES PAYABLE - As of June 30, 1999, the Company had not yet received $200,000 of loan proceeds expected under the terms of the funding agreement [SEE NOTE 10]. However, the Company expects to receive these proceeds prior to the sale of common stock in the proposed public stock offering.

                               [OUTSIDE BACK COVER]

                                TABLE OF CONTENTS

                                                                                    Page
                                                                                    ----
Prospectus Summary
Where You Can Get More Information
Risk Factors
Forward Looking Statements
Use of Proceeds
Dilution
Plan of Operation
Business
Management
Certain Transactions
Concurrent Offering
Principal Shareholders
Description of Securities
Dividend Policy
Underwriting
Shares Eligible For Future Sale
Legal Matters
Experts
Financial Statements


         Until _____, 1999, (ninety days after the date of this prospectus) all dealers that effect transactions in these securities may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               [ALTERNATIVE PAGE]


                 SUBJECT COMPLETION, DATED SEPTEMBER 22, 1999

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or shale is not permitted.

                                IMAGENETIX, INC.
                           11777 Bernardo Plaza Court
                                    Suite 206
                               San Diego, CA 92128
                                 (619) 674-8455


                            300,000 Class A Warrants
                            300,000 Class B Warrants
                         600,000 Shares of Common Stock

         This Prospectus relates to 300,000 Class A Warrants and 300,000 Class B Warrants held by six selling warrant holders. This Prospectus also relates to the 300,000 shares of common stock issuable upon exercise of the Class A Warrants and the 300,000 shares of common stock issuable upon exercise of the Class B Warrants. See "Description of Securities."

         The warrants, and the shares underlying the warrants, may be sold from time to time by the warrant holders or by their transferees. The distribution of these securities may be effected in one or more transactions that may take place on the over-the-counter market (if the common stock is ever quoted on an over-the-counter market), including ordinary brokers' transactions, privately negotiated transactions, or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling persons.

         We will not receive any of the proceeds from the sale of these shares or warrants, except the exercise price of the warrants. See "Selling Security Holders" and "Plan of Distribution."

         On the date of this Prospectus, a registration statement under the Securities Act with respect to an underwritten public offering by the Company of 333,334 shares of common stock was declared effective by the Securities and Exchange Commission. The Company will receive approximately $850,002 in net proceeds from such offering (assuming no exercise of the

Underwriter's over-allotment option) after payment of underwriting discounts and estimated expenses of this offering.

         This Offering Is Highly Speculative and Involves Special Risks Concerning the Company and its Business. Prior to this Offering There Has Been No Public Market for the Shares. You Should Purchase Shares Only If You Can Afford a Complete Loss. See "Risk Factors" Beginning on Page 4.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

         The date of this Prospectus is _______, 1999.

                                [ALTERNATE PAGE]

                            SELLING SECURITY HOLDERS

         An aggregate of up to 300,000 A Warrants and 300,000 Class B Warrants, and the Common Stock underlying such Warrants, may be offered for resale by the investors listed below.

         The following table sets forth certain information with respect to each Selling Security Holder for whom the Company has registered Class A or B Warrants or the Common Stock underlying such Warrants, for resale to the public. The Company will not receive any of the proceeds from the sale of such securities, except for the exercise price of the Warrants (see "Description of Securities"). There are no material relationships between any of the Selling Security Holders and the Company or any of its predecessors or affiliates, nor have any such material relationships existed within the past three years except as footnoted below. Except as described below, no Selling Security Holder will beneficially own any Common Stock of the Company if the Selling Security Holders' Common Stock and/or Warrants are sold. Each of the selling security holders intends to offer and sell all of the securities listed below.

         Name of Selling
         Shareholder                                 Number of Securities
         -----------                                 --------------------
         Claudia A. McAdam(1)                        50,000 A Warrants

                                                    50,000 B Warrants

         Great Expectations Family                  25,000 A Warrants
         Limited Partnership(1)
                                                    25,000 B Warrants

         Gregory Pusey                              26,250 A Warrants

                                                    26,250 B Warrants

         1st Zamora Corp.(2)                        75,000 A Warrants

                                                    75,000 B Warrants

         Barry C. Loder                             11,250 A Warrants

                                                   11,250 B Warrants


Page 70

         Gulfstream 1998 Irrevocable               37,500 A Warrants
          Trust(3)

                                                   37,500 B Warrants

         David N. Nemelka                          75,000 A Warrants

                                                   75,000 B Warrants

--------------------

         (1)Claudia A. McAdam and Gary J. McAdam are husband and wife. Mr. McAdam is a general partner of Great Expectations Family Limited Partnership. Mr. McAdam was a founder of the Company, was instrumental in introducing management of the Company to the Underwriter, and in negotiating the terms of the underwriting for the Company. Mrs. McAdam and Great Expectations Family Limited Partnership each loaned $50,000 to the Company, the principal and accrued interest of which amounts may be converted into Shares. See "Certain Transactions" and "Use of Proceeds."
         (2)1st Zamora Corp. is a Colorado corporation controlled by Laura Lee Madsen.
         (3)This trust was created by Henry Fong for the benefit of his children.

                                [ALTERNATE PAGE]

                              PLAN OF DISTRIBUTION

         The sale of the Warrants or Common Stock underlying the Warrants, by the Selling Security Holders may be effected from time to time in transactions (which may include block transactions by or for the account of the Selling Security Holders) in the over-the-counter market (if such a market should develop) or in negotiated transactions or otherwise. Sales may be made at fixed prices which may be changed, at market prices, if any, prevailing at the time of sale, or at negotiated prices.

         The Selling Security Holders may effect such transactions by selling their Warrants or the Common Stock underlying the Warrants, directly to purchasers, through broker-dealers acting as agents for the Selling Security Holders or to broker-dealers who may purchase the securities as principals and thereafter sell the Common Stock from time to time in the over-the-counter market, if any, in negotiated transactions or otherwise. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders or the purchasers for whom such broker dealers may act as agents or to whom they may sell as principals or otherwise (which compensation as to a particular broker-dealer may exceed customary commissions).

         Under applicable rules and regulations under the Securities Exchange Act of 1934 ("Exchange Act"), any person engaged in the distribution of the Selling Security Holders' Warrants or Common Stock underlying the Warrants, may not simultaneously engage in market making activities with respect to any securities of the Company for a period of at least two (and possibly nine) business days prior to the commencement of such distribution. Accordingly, in the event that the Underwriter of the Company's public offering is engaged in a distribution of the Selling Security Holders' securities, it will not be able to make a market in the Company's Common Stock during the applicable restrictive period. However, the Underwriter has not agreed, nor is it obliged, to act as broker-dealer in the sale of the Selling Security Holders' securities. The Selling Security Holders may be required, and in the event the Underwriter is a market maker, will likely be required, to sell such securities through another broker-dealer.

         The Selling Security Holders and broker-dealers, if any, acting in connection with such sales might be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of the securities might be deemed to be underwriting discounts and commissions under the Securities Act.

                                [ALTERNATE PAGE]

                           CONCURRENT PUBLIC OFFERING

         On the date of this Prospectus, a Registration Statement was declared effective under the Securities Act with respect to an underwritten offering by the Company of 333,334 shares of Common Stock by the Company and up to 50,000 additional shares of common stock to cover over-allotments, if any.

                                [ALTERNATE PAGE]

                              [OUTSIDE BACK COVER]

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Prospectus Summary
Where You Can Get More Information
Risk Factors
Forward Looking Statements
Use of Proceeds
Dilution
Plan of Operation
Business
Management
Certain Transactions
Concurrent Offering
Principal Shareholders
Selling Security Holders
Concurrent Public Offering
Description of Securities
Dividend Policy
Plan of Distribution
Shares Eligible For Future Sale
Legal Matters
Experts
Financial Statements


         Until _____, 1999, (ninety days after the date of this prospectus) all dealers that effect transactions in these securities may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.  Indemnification of Directors and Officers

         Article 109 of the Colorado Business Corporation Act expressly authorizes a Colorado corporation to indemnify its directors, officers, employees, fiduciaries, and agents against claims or liabilities arising out of such persons' conduct in such capacities if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company. In general, these provisions provide for indemnification in instances when such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company. A corporation may also purchase and maintain liability insurance on behalf of such persons.

         Article VIII of the Company's Bylaws provides for the indemnification of the Company's officers, directors, and employees. The Company does not maintain any liability insurance on behalf of any director, officer, or other person affiliated with the Company.

Item 2.  Other Expenses of Issuance and Distribution

         The following table sets forth the estimated expenses in connection with the offering described in the registration statement:

         Registration Fee                                                   $860
         Blue Sky Fees                                                   $10,000
         Accounting Fees and Expenses                                     $8,000
         Legal Fees and Expenses                                         $25,000
         Printing and Engraving                                           $3,000
         Transfer Agent Fees                                              $1,000
         Miscellaneous                                                    $2,140
                                                                         -------

                  Total Expenses                                         $50,000
                                                                         -------
                                                                         -------

Item 3.  Undertakings

(a)      The Company hereby undertakes that it will:

         (1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and (iii) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) For the purpose of determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time shall be the initial BONA FIDE offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) The Company will provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)     The Company will:

        (1) For determining any liability under the Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of a prospectus filed by the Company under Rule 424(b) (1) or (4) or 497(h) under the Act as part of this registration statement as of the time the Commission declared it effective.

         (2) For any liability under the 1933 Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that the offering of the securities at that time as the initial bona fide offering of those securities.

Item 4.  Unregistered Securities Issued or Sold Within One Year

         In March 1999 the Company issued 1,300,000 shares of Common Stock of the Company to William P. Spencer, a director, president, and principal shareholder of the Company. The shares were issued in a merger transaction between the Company and Imagenetix, the wholly owned subsidiary of the Company. Such securities were issued without registration under the Act by reason of the exemption from registration afforded by the provisions of
Section 4(2) thereof, and Rule 506 promulgated thereunder, as transactions by an issuer not involving any public offering. Mr. Spencer delivered appropriate investment representations to the Company with respect to such transaction and consented to the imposition of restrictive legends upon the certificates evidencing such securities. No underwriting discounts or commissions were paid in connection with such issuance.

         Also in March 1999 the Company issued promissory notes to Claudia A. McAdam in the amount of $50,000 and to Great Expectations Family Limited Partnership, a Colorado limited partnership, in the amount of $50,000. The Company also granted 50,000 A Warrants and 50,000 B Warrants to each such party. Such securities were issued without registration under the Act by reason of the exemption from registration afforded by the provisions of
Section 4(2) thereof as transactions by an issuer not involving any public offering. The parties delivered appropriate investment representations to the Company with respect to such issuances and consented to the imposition of restrictive legends upon the certificates evidencing such securities. No underwriting discounts or commissions were paid in connection with such issuance.

         In September 1999 the Company issued promissory notes to David N. Nemelka in the amount of $50,000; to 1st Zamora in the amount of $75,000; to Greg Pusey in the amount of $26,250; to Barry C. Loder in the amount of $11,250; and to Gulfstream 1998 Irrevocable Trust in the amount of $37,500. The Company also granted 200,000 A Warrants and 200,000 B Warrants pro rata to such parties. Such securities were issued without registration under the Act by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof as transactions by an issuer not involving any public offering. The parties delivered appropriate investment representations to the Company with respect to such issuances and consented to the imposition of restrictive legends upon the certificates evidencing such securities. No underwriting discounts or commissions were paid in connection with such issuance.

         In June 1999 the Company issued 5,000 shares each to Dr. Charles L. Cochran and Dr. Peter H. Antoniou, directors of the Company, for accepting such positions with the Company. Such securities were issued without registration under the Act by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof as transactions by an issuer not involving any public offering. The party delivered appropriate investment representations to the Company with respect to such issuances and consented to the imposition of restrictive legends upon the certificates evidencing such securities. No underwriting discounts or commissions were paid in connection with such issuance.

         In June 1999 the Company issued 85,000 shares to Patrick Millsap for employment services provided to the Subsidiary; 15,000 shares to Jules Kozuki for consulting services connected with the development of the Company's products; 25,000 shares to JudyWhite for employment services rendered for the Company; 6,500 shares to Dr. Paul Dragul for consulting services connected with the development of new products for the Company; 10,000 shares to Maurile C. Tremblay for legal services provided to the Company; and 15,000 shares to J. Larry Cantrell as a bonus for assisting with business advice to the Company, especially in connection with the testing of the Globestar system. Such securities were issued without registration under the Act by reason of the exemption from registration afforded by the provisions of
Section 28 thereof, and Rule 701 promulgated thereunder. Each party delivered appropriate investment representations to the Company with respect to such issuances and consented to the imposition of restrictive legends upon the certificates evidencing such securities. No underwriting discounts or commissions were paid in connection with such issuance.

Item 5.  Exhibits

         The exhibits set forth in the following index of exhibits are filed as a part of this registration statement.

         Exhibit No.       Description of Exhibit
         1.1               Form of Underwriting Agreement
         1.2               Form of Underwriter's Warrant
         1.3               Form of Underwriter's Lock-up Agreement
         2.1               Articles of Incorporation, as amended
         2.2               By-Laws of the Company currently in effect
         3.1               Form of certificate evidencing shares of Common Stock
         3.2               Form of A Warrant Certificate
         3.3               Form of B Warrant Certificate
         6.1               Funding Agreement
         6.2               Form of Convertible Promissory Note
         6.3               Alliance Agreement with Dr. Cochran
         6.4               Promissory Notes to Mr. and Mrs. Spencer
         6.5               1999 Stock Bonus Plan
         6.6               Exchange Agreement dated March 23, 1999
         10.1              Consent of Pritchett, Siler & Hardy, P.C.
         10.2              Consent of Ronald N. Vance (contained in
                           Exhibit 11 below.)
         11                Opinion re Legality

                                  SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned in the city of San Diego, State of California, on the 17th day of September 1999.

                                    IMAGENETIX, INC.



                                    By: /s/ William Spencer, President and Chief
                                                Executive Officer

         In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Date: September 17, 1999                     /s/ William Spencer, Director and Principal
                                             Accounting Officer


Date: September 17, 1999                     /s/ Debra L. Spencer, Director and Chief
                                             Financial Officer


Date: September 17, 1999                     /s/ Dr. Charles L. Cochran, Director


Date: September 17, 1999                     /s/ Dr. Peter H. Antoniou, Director